Filed: with SEC on August 25, 1999

                          AMENDMENT NO 7 TO FORM 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                              INTERGOLD CORPORATION
                 (Name of Small Business Issuer in its charter)

                                 State of Nevada
         (State or other jurisdiction of incorporation or organization)

                                   88-0365453
                      (I.R.S. Employer Identification No.)


                    5000 Birch Street, West Tower, Suite 4000
                         Newport Beach, California 92660
                    (Address of Principal Executive Offices)

                                 (949) 476-3611
                           (Issuer's telephone number)


Securities to be registered pursuant to Section 12(b) of the Act:  NONE

Securities to be registered pursuant to Section 12(g) of the Act: COMMON STOCK, $.00025 PAR VALUE.

                                TABLE OF CONTENTS
--------------------------------------------------------------------------------
Glossary

PART I

--------------------------------------------------------------------------------

Item 1. Description of Business
Item 2. Management's Discussion and Analysis or Plan of Operation
Item 3. Description of Property
Item 4. Security Ownership of Certain Beneficial Owners and Management
Item 5. Directors, Executive Officers, Promoters and Control Persons
Item 6. Executive Compensation
Item 7. Certain Relationships and Related Transactions
Item 8. Description of Securities

PART II

Item 1. Market Price and Dividends on the Registrant's Common
        Equity and Other Shareholder Matters
Item 2. Legal Proceedings
Item 3. Changes in and Disagreements with Accountants on
        Accounting and Financial Disclosure
Item 4. Recent Sales of Unregistered Securities
Item 5. Indemnification of Directors and Officers
Item 6. Financial Statements

PART III

Item 1. Index to Exhibits
Item 2. Description of Exhibits

--------------------------------------------------------------------------------

                                    GLOSSARY


Chain of Custody:   The  complete  charge and  control of samples  from  subject exploration site to testing facility by an independent party

Claim staking &
maintenance:        - Claim  staking  process of  locating  claims  and  placing monuments on the claim
                    - Claim maintenance fulfilling the annual requirements to continue to hold claims per the correct regulations

Classic veins/lode: Narrow widths of valuable mineral within barren wall rocks

Core hole:          A hole  drilled  to  provide  a sample of rock by means of a diamond impregnated bit which produces a solid cylinder of the rock being cored

Discontinuous ring: In the context used means -  semi-continuous  outcrops that, if connected, would form a circle

Drill hole geology: The  geology of the  sub-surface  as  determined  from drill holes

Eruptive Center:    Major volcanic center

Ferrolatite:        A latite with a high iron content

Fire assay testing: The process whereby the gold and silver content of a rock is determined by fusion of a measured quantity of crushed rock with a flux and the precious metals collected in molten lead. The lead button is then oxidized in the furnace to remove the lead leaving a tiny bead of gold and silver, which is parted and weighed

Leach analysis:     Measurement of the concentration of an element within a rock by wet chemical means

Lode mining claim:  A staked  mining  location  not  exceeding  1500 ft X 600 ft where the character of the deposit is veins or lodes of quartz or other rock in place bearing gold, silver, cinnabar, lead, tin, copper, or other valuable deposits

Magnetite and
ilmenite:           Both oxide minerals of iron;  ilmenite  contains titanium in addition to iron

Metallurgical
scoping: Initial testing to determine which extractive method may be optimal

Molten crustal &
mantle derived
materials:          A hybid melt formed by mixing  melted crust with basic magma derived from the mantle of the earth

Phenocryst:         The name given to designate the coarse  grained  porphyritic minerals within an igneous rock

Primary vs
secondary deposits: Primary deposits of valuable  minerals are those that formed by relatively deep earth processes; whereas secondary deposits are those formed at or near the earth's surface by the action oxidation, weathering and water

Proven/engineered
ore reserve:        -  Proven   Reserves   can  be   accurately   estimated   by
                    establishing the size, shape and mineral content of an ore body by inspection and closely spaced samples, Intergold does not yet have reserves
                    - Ore Reserves refer to the tonnage and grade of an economically and legally extractable ore body. Intergold does not yet have ore reserves

Porhyritic:         An  igneous  rock in  which  coarse-grained  minerals  occur within a finer grained groundmass or matrix


Quartzite:          A sedimentary  rock consisting  mostly of silica sand grains that have been welded together by heat and compaction

Recirculation hole: A  recirculation  drill  hole is  created  by a  drill  that penetrates rock by means of pneumatic hammer and employs double walled steel pipe for the circulation of drilling fluids and the recovery of drill cuttings so as to minimize contamination of drill cuttings with material from the side-walls of the hole

Rhyolite domes/
diapirs: A body of rhyolite that has been forcibly intruded into its present position

Rhyolite lava
flows:              A volcanic rock containing >/= 65% silica

Sulfide minerals:   Minerals formed in combination with the element sulfur

Tenor: Grade or concentration of a valuable mineral in rock, particularly in reference to gold and silver

Unequilibrated
mineral assemblage: The occurrence of incompatible  minerals in the same igneous rock

Vent area:          Location of eruptive activity

Vesicular lavas:    Lavas having cavities that once contained gas

Volcanic
depression/caldera: Depression  in  the  earth's   surface  caused  by  volcanic
                    explosive activity and subsequent collapse

Xenolith:           A  fragment  of  foreign  material  incorporated  within  an igneous rock

PART I

     As used in this Registration Statement, the term "Company" refers to Intergold Corporation. The term "INGC" refers to International Gold Corporation, a private wholly owned subsidiary of Intergold Corporation.


Item 1. Description of Business.

Overview

     Intergold Corporation was incorporated on July 26, 1996 as a Nevada corporation under the name of All Wrapped Up, Inc. On March 13, 1997, the name of the Company changed from All Wrapped Up, Inc. to China West International, Inc.. On August 27, 1997, the name of the Company was changed from China West International, Inc. to its present name, Intergold Corporation. The Company's principal executive offices are located at 5000 Birch Street, West Tower, Suite 4000, Newport Beach, California 92660. Its telephone number is (949) 476-3611, its facsimile number is (800) 706-7827, its e-mail address is investor@intergoldcorp.com, and its website is www.intergoldcorp.com.

     The Company is engaged in the exploration of gold and precious metals in the United States. The Company's activities are carried out through International Gold Corporation, a private wholly owned subsidiary of the Company organized under the laws of the State of Nevada ("INGC"). INGC's primary asset consists of title to a block of 321 contiguous unpatented lode mining claims (the "Blackhawk Property") located in Lincoln County, south-central Idaho. The Company is in the exploration stage without any assurance that the Blackhawk Property contains a commercially viable mineral deposit (a reserve) until further exploration work is done and a comprehensive economic evaluation based upon the work concludes economic feasibility.

     The Company acquired its subsidiary, INGC, pursuant to a stock-for-stock agreement dated July 23, 1997 between the Company and Intergold Mining Corporation ("Intergold Mining"), the then sole shareholder of INGC. Pursuant to the terms of the agreement, the Company issued 40,000,000 shares of its common stock to Intergold Mining in exchange for one share of INGC, which constituted all of the issued and outstanding shares of INGC held by Intergold Mining. Management of the Company intends to focus on the exploration of the Blackhawk Property.

     In addition, the Company holds a forty-nine percent (49%) joint venture interest in profits with Goldstate Corporation ("Goldstate") pertaining to 439 unpatented lode mining claims in an area adjacent to the Blackhawk Property (the "Blackhawk II Property"). Goldstate is a corporation organized under the laws of the State of Nevada, and shares a common director with the Company. The Company also owns of record 1,000,000 shares of common stock of Goldstate.

     The Company's subsidiary, INGC, holds title to the 439 unpatented lode mining claims located on the Blackhawk II Property These claims exhibit similar geologic characteristics to the Blackhawk Property and, although they have not been explored to the extent of the Blackhawk Property, management considers the Blackhawk II Property as a potential area of mineralized interest. The three zones in the Blackhawk II Property with the highest showing of gold from surface samples are consistent with certain geologic trends. Management of the Company believes that the Blackhawk II Property provides the Company with further exploration opportunities.

     An unpatented mining claim is a parcel of federal land with respect to which there has been asserted a right of possession under the General Mining Law of 1872 for purposes of developing and extracting the minerals discovered on such property. Although title under a valid unpatented mining claim is not "legal title" in the usual sense of that term, the possessory title has been recognized by the Supreme Court of the United States as a valid property right. Only when a mining claim is patented is there an affirmative government grant pursuant to which legal title vests according to usual concepts of real property ownership. See "Item 1. Description of Business - Government Regulation".

     As of the date of this Registration Statement, the Company is in the developmental stage and has not generated revenues from operations. The Company is a "development stage company," as that term is defined under Statement of Financial Accounting Standards, i.e., "a company for which principal operations have not yet commenced or principal operations have generated an insignificant amount of revenue." In using such term, management does not intend to imply that the Company is presently engaged in mining development activities.

Business Strategy

     The Blackhawk Property is comprised of 321 contiguous unpatented lode mining claims in Lincoln County, Idaho. The Blackhawk Property is accessible from Highway 75 by a gravel side road (Thorn Creek Reservoir Road), then turning left at Y in the road, and travelling approximately 1 /12 miles. All roads to the Blackhawk Property are ungated. This site is approximately four miles west of Highway 75 and roughly 38 miles north of Twin Falls, a small city of approximately 28,000 people. The Blackhawk Property was initially discovered in early 1991 by an assayer from Twin Falls. To management's best knowledge, there were approximately 105 lode mining claims staked on the property by a prior individual; however, the claims became invalid and were forfeited when such individual failed to timely pay maintenance fees to the Bureau of Land Management (the "BLM"). Thereafter, in 1995, after three years of investigation, the Company staked the area. As described below, the Company has carried out initial surface work and analysis that has established the presence of gold in the Blackhawk Property. The Company will continue its efforts to detail the magnitude of the mineralized zone, and define the specific metallurgical and recovery methods required.

     The Company's wholly-owned subsidiary, INGC, holds possessory title to unpatented lode mining claims on the Blackhawk Property and the Blackhawk II Property, which is public land under the jurisdiction of the Shoshone District Office of the BLM. All mining claims are subject to regulation under the Federal Land Policy and Management Act of 1976 (the "Act"), and surface management is vested with the BLM for such mining claims. In general, the effect of the Act provides that such mining claims would be conclusively deemed void and forfeited in the event the Company failed to timely pay the Federal annual mining claim maintenance fees for each assessment year.

Initial Surface Work and Analysis

     The Blackhawk Property lies within the Magic Reservoir eruptive center - a volcanic depression (or caldera) that has been filled with rhyolite lava flows which are dated at between five to six million years before present and known as Moonstone Rhyolite. This eruptive center occupies an area of approximately one hundred square miles. This broad region indicates that rhyolite lavas would have issued from multiple vents given the short distance that viscous rhyolite lava can flow before cooling to an immobile mass. Accordingly, management believes that certain rhyolite vent areas are the locus for gold mineralization that has been discovered in this volcanic formation.

     Moreover, the Moonstone Rhyolite is similar chemically to Square Mountain Basalt (technically, a ferrolatite), that lies in a discontinuous ring external to the Moonstone Rhyolite. Both the ferrolatite and the Moonstone Rhyolite contain abundant partially digested fragments of crustal rocks (quartzite and granite) that range in size from less than one centimeter up to one meter and, in addition, both rock types are characterized by an unequilibrated mineral assemblage that may have been generated by mixing of molten crustal and mantle-derived materials.

     Mapping. In 1992, the Company began its geological survey by mapping the area of exploration. Such a map will note surface features and the various types of surface rock, as well as estimations of the depth of rock formations and structural features. At the Blackhawk Property, geological mapping has defined a complex of small rhyolite domes (or diapirs) in a zone elongated in a WNW direction, coincident with the gold mineralization. The small domes are intruded within essentially flat lying lava flows. The geological mapping further shows certain vesicular lavas near the central part of the zone altered by pervasive hematite flooding. Therefore, rock alteration other than minor hematite flooding is lacking; there is a virtual absence of sulfide minerals. The main metallic mineral species are magnetic and ilmenite.

     The initial surface mapping and sampling identified a large mineralized zone on the Blackhawk Property showing anomalously high concentrations of gold.

     Drilling Program and Assay Testing. In 1995, after three years of geological surveying, mapping and investigation, the Company staked the area. A series of ten recirculation holes were drilled in 1995 to provide samples for assays. Two additional core holes were drilled in 1997 under chain of custody by Bateman Engineering as twins to previous reverse circulation drill holes. In 1998, management of the Company secured financing to initiate a detailed exploration and drilling program, continue metallurgical analysis, and to conduct ongoing assay testing. The Blackhawk Property was explored in 1998 by nine core holes drilled each to a depth of five hundred feet. The core holes intersected three relatively flat lying Moonstone rhyolite lava flows, each approximately 250 feet thick. As of the date of this Registration Statement, these core holes are under fire and chemical assay analysis which corroborates the discovery of disseminated very fine grained gold particles distributed relatively homogeneously throughout the drilled intervals.

     An assay test is an analysis of rock samples conducted to determine the amount of valuable material they contain. The average assay of an ore deposit, referred to as the tenor or grade of the ore, is ordinarily expressed as a percentage or in units of weight per ton. When ores contain more than one commercially important chemical element, each element is assayed to determine the total value of the ore. Moreover, when the tenor of an ore deposit decreases regularly or irregularly into worthless rock, numerous closely spaced assays may be needed to distinguish ore from undesirable impurities or waste that has no potential value.

     The width of the ore zone may be as important as its tenor and, hence, tenors may be expressed in "percent meters". Although the size, tenor, shape, depth and other geological characteristics of the deposit are important, nongeological factors are also equally important in the economic definition of ore. Nongeological factors include prices, geography, climate, availability of transportation, labor contracts, and governmental policies (especially those dealing with environmental considerations, property rights and taxation). See "Risk Factors" below.

     As evidenced by the Company's most recent drilling program, the Moonstone rhyolites on the Blackhawk Property are at least 500 feet thick and comprise a monotonous assemblage of coarsely porphyritic (30-50%) phenocryst-rich rock, marked by abundant large quartz phenocrysts up to 15 millimeters in size. Other minerals include plagioclase, pigeonite, hornblende, magnetite, ilmenite and olivine, with accessory apatite and zircon. In outcrop, the lava flows exhibit occasional xenoliths of quartzite and granite varying between 5-20 centimeters in size.

     After assay of surface samples, it was determined that gold mineralization was defined within the Blackhawk Property and occupied a 6,000 foot by 2,000 foot surface area, elongated in a WNW direction. Electron microscope analysis showed that the rock contains disseminated gold in an extremely finely divided state with the majority of the gold particles being less than one micron with some rare occurrences of gold particles up to twenty microns in size. As of the date of this Registration Statement, twenty-one test holes have been drilled in a zone approximately 6,000 feet by 2,000 feet. Preliminary indications from the available assay data from this exploratory drilling seems to confirm and indicate the gold to be distributed relatively homogeneously throughout the drilled intervals that have been tested. This relatively even distribution is unlike traditional gold mineralization and, upon verification of a recovery process, management believes the result could provide great simplification of the mining and milling process. The Company retained the services of Dames & Moore to provide chain of custody surface sampling and site visit of the Blackhawk Property. Dames and Moore issued a report entitled Reconnaissance Site Visit and Surface Sampling dated January 21, 1999.

     Management of the Company has retained AuRIC Metallurgical Laboratories, LLC of Salt Lake City, Utah ("AuRIC") to carry out fire assay testing and chemical leach analysis of the core samples derived from drilling. AuRIC has developed a fire assay procedure that has been validated in a November 30, 1998 report by Dames and Moore ("Dames & Moore") entitled Verification of Validity of Developed Analytical Procedures - The Blackhawk Project, and a subsequent report dated January 6, 1999 entitled Determination of Repeatability of the Verified Developed Analytical Procedures For the Blackhawk Project.

     AuRIC has conducted this fire assay procedure of the core samples of each of the last nine holes drilled on five-foot sections of core spaced at fifty-foot intervals. The average precious metal value to date is based on 98 five-foot samples from eight core holes distributed at fifty-foot intervals over the full 500-foot length of each hole tested. Assays at fifty-foot intervals indicate an average gold and silver grade of 0.090 and 0.190 ounces per ton respectively. AuRIC has also provided further assays at every five-foot interval throughout each of eight 500- foot drill core holes located inside the area of interest. The average precious metal value to date based on 795 contiguous samples taken at five-foot intervals from the eight core holes over the full 500-foot length of each hole tested indicate an average gold and silver grade of
0.075 and 0.179 ounces per ton, respectively. See "Item 1. Description of Business - Employees and Consultants".

     Through AuRIC, the services of Dames & Moore were engaged to provide validation audits of each step of the assay process. The Company has also engaged Dames & Moore independently to undertake a wide variety of services including development geology, chain of custody work, assay data management, permit consulting, project control management. Other services of Dames & Moore under consideration are geographic information systems management, field mapping, future site drilling supervision, interface with geostatistician, economic evaluation reports, coordinate environmental assessment program, and project operations related public relations.


Dames & Moore is an internationally recognized engineering and consulting firm and has performed over 85,000 projects for companies worldwide. Management believes that Dames and Moore has a broad understanding of mining industry priorities and regulatory concerns. In November of 1998, according to independent testing conducted by Dames & Moore, Dames & Moore validated AuRIC's fire assay and parallel chemical leach procedures as a method to verify the existence of mineralization. The positive outcome of the testing program conducted by Dames & Moore formed the subject of the November 1998 Dames & Moore independent report, providing verification of mineralization in the actual testing. As of the date of this Registration Statement, the technical work of the drill hole geology, fire assay and metallurgical scoping is continuing to enable the Company to quantify the magnitude of this mineralized zone.

     From inception (July 26, 1996) to December 31, 1998, the Company has spent approximately $2,079,868 on direct property exploration expenses including assay, laboratory, metallurgical, geology, drilling and assaying programs, staking, and claims maintenance fees on the Blackhawk Property; (approximately $872,708 for fiscal year ended December 31, 1997 and approximately $1,207,106 for fiscal year ended December 31, 1998).

     As of the date of this Registration Statement, the Company has not conducted any mining operations on the Blackhawk Property, nor has the Company made any physical improvements on the Blackhawk Property, surface or subsurface, except for accessability by a gravel road.

Estimation of Mineralized Zone

     The Blackhawk Property is without known reserves and the proposed program is exploratory in nature.

     A twelve-month work plan is proposed for the Blackhawk Property with an initial budget of approximately $5,000,000 subject to financing. Management has designed this budget to fund the project on the Blackhawk Property up to a pre-feasibility report. Funding will cover the following major areas of activity:

     *    Claim Staking and  Maintenance
     *    Regional Exploration of the Blackhawk Property
     *    Developing  a  Commercially  Viable  Metallurgical  Process  for  Gold
          Extraction
     *    Definition Drilling to Establish an Ore Reserve
     *    Environmental Baseline Studies
     *    Engineering Studies and Pre-Feasibility Report

     Management  believes  that a substantial  portion of the initial  budget of
     $5,000,000 will be funded pursuant to its current private placement offering under Regulation D, Rule 506, of 50 units of securities (the "Series B Units"), with each Series B Unit consisting of 100,000 shares of Series B convertible preferred stock and 100,000 Series B warrants, for an aggregate offering of $2,500,000. As of the date of this Registration Statement, the Company has received subscriptions for approximately $1,005,000.

     Management believes that a substantial portion of the initial budget of $5,000,000 will also be funded pursuant to conversion by holders of Series A warrants and Series B warrants into shares of common stock.. As of the date of this Registration Statement, the holders of Series A Units have the right to convert each Series A warrant into one share of restricted common stock at the conversion price of $.25 per share, which expires on July 31, 2001. The Company may redeem the Series A warrants, in whole or in part, at any time upon at least thirty days prior written notice to the holders thereof, at a price of $.01 per Series A warrant. Management believes that the holders of the Series A warrant will want to avoid such redemption and opt to convert their Series A warrants into shares of common stock. In such event, the Company would receive up to $2,500,000 in proceeds. For further description of the similar rights of Series B Units, see "Item 8. Description of Securities".

     During fiscal year 1997 and 1998, the Company has not generated significant revenues from operations. The Company's successful financial operations and movement into an operating basis are contingent on the development of the mining claims and the continuing ability to generate capital financing. Management of the Company intends to continue with thorough research and evaluation of the mineralized zone and the development of a cost-effective recovery procedure. Subject to a decision by management to proceed to production, construction of a mine/mill will commence as soon as financing has been obtained for the plant and facilities. The scale of the production facilities will be determined by the results of the Pre-Feasibility Report.

Blackhawk II Property

     The Company also owns a forty-nine percent (49%) joint venture interest in profits to be realized from the exploration of 439 unpatented lode mining claims on property that is adjacent to the Blackhawk Property (the "Blackhawk II
Property"). On December 11, 1997, the Company entered into a joint venture agreement with Goldstate Corporation pertaining to the exploration of gold and other precious metals on the Blackhawk II Property (the "Joint Venture Agreement"). Under the terms of the Joint Venture Agreement, the Company received $100,000 and 1,000,000 shares of restricted common stock in Goldstate Corporation. The terms of the Joint Agreement further provide that Goldstate Corporation will be the operating partner and will be responsible for all project funding. Goldstate Corporation will receive eighty percent (80%) of all net profits realized from the joint venture until its invested capital is repaid, and the Company will receive twenty percent (20%) of all net profits. After the invested capital by Goldstate Corporation has been repatriated, the Company will then receive forty-nine percent (49%) of the net profits realized from the joint venture and Goldstate Corporation will retain fifty-one percent (51%) of the net profits realized from the joint venture. The parties have agreed that Goldstate Corporation shall contribute all future capital requirements for further exploration and mining operation costs of the claims on the Blackhawk II Property. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".

     The Company's subsidiary, INGC, holds possessory title to the 439 claims on the Blackhawk II Property. These claims exhibit similar geologic characteristics to the Blackhawk Property and although they have not been explored to the extent of the Blackhawk Property, are considered by management to be mineralized areas. The three zones in the Blackhawk II Property with the highest showing of gold from surface samples are consistent with certain geologic trends found on the Blackhawk Property. Management believes that the Blackhawk II Property provides the Company with exploration opportunities in further areas of interest surrounding the Blackhawk Property.

Costs and Effects of Compliance with Environmental Laws

     Dames & Moore will perform the environmental studies, reports, required governmental submissions, and provide environmental cost estmiates for the on-going exploration of the Blackhawk Property in order to ensure that the Company complies with all environmental laws. Dames & Moore have extensive resources to provide for compliance with all aspects of environmental legislation that the Company may require. The Company has received a Statement of Qualification for Environmental Service from Dames & Moore.

     Current work to be conducted by Dames & Moore relating to environmental compliance is in the permitting function where the following task is to be undertaken:

     1. Preliminary Environmental Report, which will be applicable to the Environmental Impact Statement work required later in the project during permitting under the National Environmental Policy Act.

     As of the date of this Registration Statement, the Company cannot reasonably estimate the costs and effects of compliance with environmental laws due to the preliminary nature and current stage of exploration of the Blackhawk Property. The Company expects that costs relating to environmental compliance will not exceed $50,000 before December 31, 1999, and a further $200,000 to be expended before December 31, 2000 (although such estimates are preliminary and require verification commensurate with future stages of exploration of the Blackhawk Property). Future costs of compliance with environmental laws are also dependent on the nature and impact of future unknown events.

     Information relating to the Preliminary Environmental Report edited from the Dames & Moore work order is as follows. The Preliminary Environmental Report task is to collect preliminary environmental data that will be used to help scope the Environmental Impact Statement permitting effort. During this task, Dames & Moore will collect easily assessible existing environmental data, concentrating on five discipline areas: (i) land uses, (ii) water resources,
(iii) biological resources, e.g,, wildlife and plants, (iv) cultural resources, and (v) hazardous waste. Emphasis will be on obtaining data from existing sources, such as Shoshone District BLM, National Wetland Inventory, Idaho GAP (satellite imagery information), Idaho Department of Fish and Games, Idaho State Lands Department, Idaho Natural Heritage Program, Idaho State Historic Preservation Officer (SHPO), and other agency sources. Data will be requested to develop an environmental data base for various project uses.


     Data collection will concentrate on those resources that are expected to help develop information for the first phase of permitting:


     *  Land Uses
        Land Jurisdiction
        Existing and Planned Land Uses
        Linear Facilities (access, power lines, pipelines, etc.)
        Special Management areas, such as wilderness study areas, areas of critical environmental concern County Comprehensive Plan Nearby Communities

     Existing aerial photographs will be used to assist in identifying existing land uses and access. Management believes that the aerial photography will be supplied by the Company or obtained from existing sources.

     *  Water Resources
        Perennial and Intermitten Streams
        Springs
        Wetlands
        Groundwater Depth and Initial Characterization

     *  Biological Resources
        Wildlife Habitats
        Threatened and Endangered Plant and Animal Species
        Vegetation
        Wetlands and Riparian Zones

     *  Cultural Resources
        Known Historical or Archeological Sites and Districts
        Previous Survey Locations
        Indian Tribes

     All environmental information will be subsequently mapped, and inventory maps will be produced. The resources will then be assigned permitting or environmental sensitivity, which is defined as the probable adverse response of each resource to proposed mining operations.

     Environmental issues and concerns will be identified and documented in tabular and narrative form. The results will be presented in five to six resource inventory and sensitive area maps and documentation of environmental concerns.

Competition


     The Company is aware of direct competition by major and independent mining companies for its planned business of exploration, development and mining of gold and other precious minerals, and assumes that potential long-term competition will develop. Such potential competitors may have more experience and greater technical, financial and marketing resources than the Company to, among others, (i) develop mineralized zone, (ii) develop new mining techniques to extract ores from uneconomic rock, and (iii) improve geophysical techniques and geochemical prospecting. The Company also believes that competition for drilling contracts may be intense in the foreseeable future because of a contractor's ability to move rigs from areas of low activity and day rates to areas of greater activity and relatively higher rates.


     Moreover, in the event reserves are identified on the Blackhawk Property, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of certain methods of production may change. In order to successfully compete with other mining companies, the Company may be required to make substantial expenditures relating to methods (i) establishing proven and probable reserves through drilling, (ii) determining metallurgical processes to extract the ores, and (iii) constructing mining and processing facilities.

Employees and Consultants

     As of the date of this Registration Statement, the Company does not employ any persons on a full-time or on a part-time basis. All services for the Company are provided either by verbal commitment, contract, work orders or letter agreements on an "as needed" basis. The following lists and describes certain services performed for the Company. See "Item 5. Directors, Executive Officers, Promoters and Control Persons".

(i) Mr. Gary Powers, the President and a director of the Company, also performs management consulting services for the Company. Mr. Powers invoices the Company $5,000 on a month-to-month basis for services rendered as an officer of the Company, plus incurred expenses, and invoices the Company through Guest Investments, Ltd. for such consulting and administrative services as performed.

(ii) Mr. Grant Atkins, the Secretary/Treasurer and a director of the Company, also performs management consulting and administrative services for the Company. Mr. Atkins invoices the Company $5,000 on a month-to-month basis for services rendered as an officer of the Company, plus incurred expenses, and invoices the Company through Amerocan Marketing, Inc. and Investor Communications, Inc. for such management consulting and administrative services as performed.

(iii)Dr. Michael Mehrtens, the Chief Geologist for the Company, performs consulting services for the Company and invoices the Company through MBM Consultants, Inc.

(iv) The Company and Geneva Resources, Inc. ("Geneva") entered into a technology sub-license agreement dated March 18, 1999 (the "Sub-License Agreement") whereby the Company has the non-exclusive right for a period of not less than forty (40) years to utilize (i) assay and metallurgical technology,
     (ii) know-how, including but not limited to specifications, drawings, plans, designs and documentation, and (iii) rights to technological processes. Such technology has been developed by AuRIC Metallurgical Laboratories, LLC ("AuRIC") specifically for the Blackhawk Property and is the subject of a license agreement between AuRIC and Geneva. Pursuant to the terms of the Sub-License Agreement, the Company has acquired a sub-license to utilize the technology in the Company's claim area located on the Blackhawk Property. In consideration therefore, the Company has issued (i) 1,500,000 shares of its restricted Common Stock and a promissory note in the principal amount of $250,000 to Geneva, and (ii) 2,500,000 shares of its restricted Common Stock and a promissory note in the principal amount of $250,000 to AuRIC. The promissory notes bear interest at the rate of 3% per annum and become due and payable upon transfer of the technology to the Company. Transfer of the technology to the Company will occur after completion of pilot scale testing which management believes will occur during fiscal year 1999.

(v) The Company has engaged the services of Dames & Moore pursuant to periodic work orders to perform services at any time on an "as needed" basis. Such services include providing audits of the assay process, and a wide variety of other services, such as development geology, chain of custody work, assay data management, permit consulting and project control management. Pursuant to the general terms of the work orders, Dames & Moore invoices the Company monthly according to the work conducted based on the work order authorization. The work order can be suspended at any time with only the current unbilled month's charges due.

(vi) INGC, on behalf of the Company, and AuRIC entered into an Agreement for Services dated March 18, 1999 (the "Service Agreement"). Pursuant to the Service Agreement, AuRIC will perform services related to assay testing and chemical leach analysis of core samples, and related precious metals recovery processes.

(vii)The Company has entered into letter agreements with Amerocan Marketing, Inc. and Investor Communications International, Inc., respectively, regarding provision of a wide variety of management, administrative and financial services.

     The Company is not a party to any labor contract or collective bargaining agreement. The Company has experienced no significant labor stoppages in recent years, and management believes that such relations are satisfactory.

Patents, Licenses, Trademarks, Concessions and Royalty Agreements

     The Company has no patents, trademarks, licenses, franchises, concessions or royalty agreements that are material to its business as a whole.

Government Regulation

     General. The Company's business operations in general are subject to substantial governmental regulation including federal, state and local laws concerning, but not limited to, such factors as safety, land use and environmental protection. The Company must also comply with local, state and federal requirements regarding exploration and drilling operations, public safety, air quality, water pollution, reclamation, solid waste, hazardous waste and wildlife protection, as well as laws protecting the rights of other property owners and the public. The Company must also obtain and comply with local, state and federal permits, including waste discharge requirements, other environmental permits, use permits, plans of operation and other authorizations. Amendments to current laws and regulations governing operations and activities of an exploration, development and mining company or more stringent implementation of such laws are actively considered from time to time. See "RISK FACTORS"

     Mining Claims. The Blackhawk Property and the Blackhawk II Property are located on federal lands, managed by the Bureau of Land Management (the "BLM"). Title to mineral interests on such land is usually less certain than is the case with privately owned property, and activity on such land is usually subject to more stringent controls than is the case with privately owned property. The following is a description of mining claims on federal land and the requirements established by law which must be met to obtain or keep a valid mining claim.

     An unpatented mining claim is a parcel of federal land with respect to which there has been asserted a right of possession under the General Mining Law of 1872 for purposes of developing and extracting the minerals discovered on such property. The possessory rights which represent title under any valid unpatented mining claim do not arise by any instrument of grant from the United States or out of any action by any officer or agency of the federal government or any state government. Instead, the possessory title arises as a matter of law out of the performance by the locator(s) of certain acts in compliance with the requirements of federal and state law. Such possessory title, when validly initiated, endures unless lost through abandonment or through a forfeiture, which may result from failure to comply with filing and recording requirements or a default with respect to performance.

     Although title under a valid unpatented mining claim is not "legal title" in the usual sense of that term, the possessory title has been recognized by the Supreme Court of the United States as a valid property right. Only when a mining claim is patented is there an affirmative government grant pursuant to which legal title vests according to usual concepts of real property ownership.

     Lode claims and placer claims are two distinct classes of mining claims. Lode claims relate to a primary ore deposit located within definite boundaries including classic veins or lodes. Placer claims relate to secondary deposits containing minerals which are generally more dispersed in nature and less well defined by surrounding rock.

     In order to maintain a valid unpatented mining claim, it is necessary to pay BLM and county levies for such claims on an annual basis. Failure to pay such levies for any year may subject the claim to possible title relocation by third parties and argument by the federal government that the claim is invalid.

     In general, in order for a mining claim to be eligible for patent, there must be discovery of a valuable mineral deposit. If such a discovery has been made, the owners of the claim may institute patent proceedings with respect to the claim in the BLM land office for the state in which the land is located. After the application for patent is filed, it is subject to challenge, protest or contest by the government or third parties on any ground tending to show that the applicant has failed to comply with legal requirements for valid mineral entry or to challenge by adverse claimants. Contests by the government are generally resolved through administrative proceedings; adverse claims by other claimants are usually resolved by judicial proceedings. If the contest or adverse claim is sustained, the application for patent would be denied.

     The Company has acquired the right to explore for minerals on unpatented claims on the Blackhawk Property and the Blackhawk II Property, and until such time as patent applications are filed and granted, the claims may be subject to challenge. The challenge of unpatented mining claims by private individuals or entities or various agencies of the federal government is not uncommon.

Risk Factors Relating to the Business of the Company

     The shares of the Company are highly speculative and involve an extremely high degree of risk. Shareholders of the Company should consider the following risk factors.

     Lack of Substantial Operating History and Revenues. The Company is in the developmental stage, and has no substantial history of operations. Therefore, the Company does not have any prior financial results upon which an assessment of the Company's potential for success may be based. Accordingly, the success of the Company is dependent on management's ability to continue extensive drilling, assay, metallurgical, geostatistical, and financial research and exploration programs for the Blackhawk Property and the Blackhawk II Property in order to quantify the magnitude of the mineralized zone and to ultimately define a commercially viable recovery process. The success of the Company is also dependent on management's ability to continue generating capital financing. The Company faces all of the risks specifically inherent in the type of business in which the Company engages. There can be no assurance that the Company will be able to operate successfully or profitably. The auditors have deemed the Company a going concern; that is, assumption of the continuity of operations of the Company in the absence of evidence to the contrary. See "Financial Statements"

     Highly   Speculative   Nature  of  Mineral   Acquisition  and  Exploration.
Exploration for minerals is highly speculative, even when conducted on properties which are believed to contain significant deposits of minerals. Overall, most exploration projects undertaken do not result in the discovery of commercially mineable deposits of ore. The financial success of the Company may depend to a large extent upon the ability of the Company to find third parties to successfully mine the Blackhawk Property and the Blackhawk II Property. The total amount required in order to develop a mineral deposit and place it into commercial production including, in some cases, the construction and operation of milling or refining facilities is significantly greater than the cost of exploration. It is possible that the mineralized zone discovered by the Company on the Blackhawk Property and the Blackhawk II Property may not exist in sufficient quantities to justify the expense of development and production.

     Uncertainty of Title to Mining Claims. The Company's unpatented lode mining claims located on the Blackhawk Property and the Blackhawk II Property are on federal land. It should be understood that there is a degree of uncertainty with respect to the validity of any unpatented mining claim. Title problems could impair the Company's ability to conduct mining activities and potentially negate what might otherwise constitute encouraging results from exploration or prevent the Company from acquiring any interest in minerals discovered as a result of its exploration. See "Government Regulation".

     Dependence on Key Personnel. The Company is in the -developmental -stages with no substantial prior operating history. The success of the Company will depend to a significant extent upon the efforts and abilities of its officers and contractors. Certain other officers and contractors of the Company have considerable experience in mining and mineral exploration and analysis. Certain other officers of the Company have limited experience in the mining industry, however, such officers have considerable experience in the development, management and finance of start-up companies. Therefore, the loss of any of the Company's officers, directors or contractors could be detrimental to the operations of the Company. The Company has not entered into any long-term employment agreements with nor has it purchased "key man" life insurance for any of its officers and directors. See "Item 1. Description of Business - Employees and Consultants" and "Item 5. Directors, Executive Officers, Promoters and Control Persons".

     The Company's officers and directors may engage in other businesses for their own account. They will devote such time to the affairs of the Company as they deem necessary.

     Need for Additional Financing. The Company's exploration program has been designed to determine the magnitude of the mineralization on the Blackhawk Property and the Blackhawk II Property. If mineralization does exist in commercially mineable quantities and in the form and manner anticipated by management of the Company, substantial additional financing may be needed to fund further evaluation work and mining processes. The Company may not have sufficient funds to cover such expenses and, therefore, substantial additional funds will be required. The Company will attempt to raise such funds from additional offerings of shares of stock, however, there can be no assurance that the Company will be successful in raising additional capital. If the Company is not successful in obtaining additional funds, the Company may resort to cost-sharing arrangements and be required to give up a significant portion of its interest in the Blackhawk Property.

     General Conflicts of Interest. The Company's officers and directors may engage in other business interests for their own account in which they, respectively, may devote a certain amount of their attention. As a result, there may be potential conflicts of interest including, among other things, time, effort and corporate opportunity, which may result from participation by such officers and directors in potentially competing business ventures. Such conflicts can be resolved through the exercise by these individuals of judgment consistent with their respective fiduciary duties to the Company. The officers and directors of the Company intend to resolve such conflicts in the best interests of the Company. Moreover, the officers and directors of the Company will devote their time to the Company as they deem necessary.

     Licensing of Independent Accountants/Auditors. The Company's independent accountants/auditors, Johnson, Holscher & Co. P.C., are located and licensed in the State of Colorado. JH&C is not licensed in the State of California. Although the Company maintains its principal executive office in Newport Beach, California, the Company does not conduct any operational business activities relating to the exploration of gold and precious metals within the State of California. Business activities conducted by the Company, if any, within the State of California, are merely administrative.

     Moreover, for auditing purposes and preparation of financial statements, the Company delivers to the offices of JH&C in Denver, Colorado, either the originals or copies of all records and documentation for the respective fiscal year or as deemed necessary and appropriate by JH&C to perform their services. JH&C has not conducted any onsite visits or performed any services on behalf of the Company in the State of California, except for those services performed in Colorado. JH&C has had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the performance of their services. Therefore, management of the Company believes that there are no adverse effects as to the Company's independent accountants/auditors not being licensed in the State of California on the conduct of the Company's activities.

     Future Sales of Common Stock. As of the date of this Registration Statement, the Company has 52,452,000 shares of its Common Stock issued and outstanding. Of the 52,452,000 of the Company's current outstanding shares of Common Stock, 5,313,000 shares are free trading and 46,139,000 shares are restricted as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act").

The Securities Act and Rule 144 promulgated thereunder place certain prohibitions on the sale of such restricted securities. As of the date of this Registration Statement, the Company has 10,000,000 shares of its Series A Preferred Stock issued and outstanding (which are convertible into 10,000,000 shares of restricted Common Stock and which accrued and unpaid dividends are convertible into restricted Common Stock at the conversion price of $.25 per share) and 10,000,000 Series A Warrants issued (which entitles the holder for each Series A Warrant held to purchase one share of restricted Common Stock at $.25 per share). Dividends will accrue cumulatively at the rate of 20% per year and will be paid annually in arrears, such dividends are convertible into common shares at the rate of $.25 per share when, as and if declared by the Company's Board of Directors. The Company is currently involved in an offering under Rule 506 of Regulation D to raise $2,500,000 and, assuming all units are sold, 5,000,000 shares of Series B Preferred Stock (which will be convertible into 5,000,000 shares of restricted Common Stock and which accrued and unpaid dividends will be convertible into restricted Common Stock at the conversion price of $.50 per share) and 5,000,000 Series B Warrants (which entitles the holder for each Series B Warrant held to purchase one share of restricted Common Stock at $.50 per share) will be issued and outstanding upon the termination of the offering. Dividends will accrue cumulatively at the rate of 20% per year and will be paid annually in arrears, such dividends are convertible into common shares at the rate of $.50 per share when, as and if declared by the Company's Board of Directors. The possibility exists that, when permitted, the sale to qualified investors of these shares, or shares acquired upon exercise of the conversion rights or exercise of the Series A or Series B Warrants, respectively, could have a depressing effect on the price of the Common Stock. Further, future sales of such shares and the exercise of such conversion rights and the Warrants could adversely affect the Company's ability to raise capital in the future.

     Volatility of Stock Price. The markets for equity securities have been volatile and the price of the Company's Common Stock could be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of Common Stock by officers, directors and principal shareholders of the Company, general trends, changes in the supply and demand for the Company's shares, the price of gold or silver, and other factors.

     Broker-Dealer Sales of the Company's Shares. The common shares of the Company will be defined as "penny stocks" under the 1934 Act. The 1934 Act and such penny stock rules and regulations promulgated thereunder generally impose additional sales practice and disclosure requirements upon broker-dealers who sell the Company's Common Stock to persons other than "accredited investors" (generally, defined as institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or an annual income exceeding $200,000 ($300,000 jointly with a spouse)) or in transactions not recommended by the broker-dealer.

     For transactions covered by the penny stock rules, the broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Securities and Exchange Commission. Consequently, the penny stock rules may affect the willingness of broker-dealers to make a market in or trade the common shares of the Company and thus may also affect the ability of shareholders of the Company's Common Stock to resell those shares in the public markets.

General Risks of the Mining Industry

     Nature of Mineral Exploration. The business of exploring for and developing mineral deposits is highly speculative and involves greater risks than many other businesses. Mineral properties, including those which may have encouraging exploratory results, may not lend themselves to engineering, geological or other recognized appraisal procedure, or mining. The Company's operations will be subject to all of the operating hazards and risks normally incident to exploring or developing mineral properties, such as encountering unusual or unexpected geologic faults or conditions, periodic interruptions due to inclement weather conditions and environmental constraints. The Company intends to carry liability insurance covering the Company's activities and properties. However, there can be no assurance that such insurance will protect the Company from significant loss or liability. In the event the Company should sustain an uninsured loss or liability, its ability to operate may be materially adversely affected.

     Governmental Regulation. The Company's business operations in general are subject to substantial government regulation including federal, state and local laws concerning, but not limited to, such factors as safety, land use and environmental protection. The Company must also comply with local, state and federal requirements regarding exploration and drilling operations, public safety, air quality, water pollution, reclamation, solid waste, hazardous waste and wildlife protection, as well as laws protecting the rights of other property owners and the public. Although the Company intends to fully comply with all such laws, regulations and requirements, failure to do so would have a materially adverse effect on the Company including substantial penalties, fees and expenses, and could result in significant delays in the Company's operations or a potential shutdown of some of the operations. The Company must also obtain and comply with federal, state and local permits, including waste discharge requirements, other environmental permits, use permits, plans of operation and other authorizations. Amendments to current laws and requirements governing operations and activities of exploration, development and mining companies or more stringent implementation of such laws are actively considered from time to time and could have a material adverse impact on the Company. There can be no assurance that future changes in existing law or new legislation will not limit or adversely impact the Company's business operations.

     Environmental Hazards and Controls. Compliance with environmental quality requirements imposed by federal, state and local governmental authorities may necessitate significant expenditures or may delay or interrupt of the Blackhawk Property and the Blackhawk II Property. There can be no assurance that environmental standards imposed by any governmental authority will not be changed or become more stringent, thereby possible materially and adversely affecting the activities of the Company. Failure by the Company to comply with such restrictions could delay or preclude the Company operations which are in violation of such restrictions. Although the Company intends to conduct its operations in an environmentally acceptable manner, the Company could be found liable for damages if its operations result in pollution or other damages. The Company will be required to restore all lands on which its conducts exploration activities to essentially their condition prior to such activities.

     Payment of Taxes and Annual Obligations. The Company may be obligated to pay annual taxes and annual county and BLM fees on the Blackhawk Property and the Blackhawk II Property. Such fixed obligations must be met by the Company or the Company will lose its interests in such mining claims. The Company may need additional revenues from operations or financing to meet these obligations or possible forfeiture of claimed lands could result.

     Availability of Water. Water is usually required in all phases of the exploration and development of mineral properties. It is used in certain activities in which the Company is involved, such as exploratory drilling and testing. The Company anticipates that sufficient water for exploratory purposes will be available from private sources near the Blackhawk Property. However, there can be no assurance that sufficient water will continue to be available or that necessary water rights will be granted by regulatory authorities or obtained from private sources. All water disposal or discharge, if any, will be subject to regulation pursuant to federal, state and local water quality standards. If sufficient water is not available or if the cost of complying with water quality regulations is too high, large scale exploration and development of the Blackhawk Property and the Blackhawk II Property may become economically unfeasible and adversely affect the value of such properties.

     Dependence on Precious Metals Mining Industry. The Company's operations may be dependent upon the levels of activity in precious metal exploration and development drilling. Such activity levels are affected by trends in the precious metal industry and precious metal prices. Historically, prices for precious metals have been volatile and are subject to wide fluctuations in response to changes in the supply of and demand for precious metals, market uncertainty and a variety of political, economic and other factors beyond the control of the Company. The Company cannot predict future price movements with any certainty. Any prolonged reduction in precious metal prices, however, may depress the level of exploration, development and production activity and result in a material adverse affect on the Company's operations.

     Fluctuation in and Regulation of Prices for Precious Metals. If gold, silver or other precious metals are recoverable on the Blackhawk Property or the Blackhawk II Property, the success of the Company will depend to a degree on the price which may be realized upon the sale of such metals. The prices of gold and silver, as well as other precious metals, have been quite volatile For example, at the time the United States government began allowing its citizens to hold gold in 1970, the price of gold was $35.00 per Troy ounce. The price has been as high as $875.00 per ounce and as low as $125.00 per ounce since that date. In 1998, the price of gold per ounce by the London afternoon fix ranged from $273.40 to $313.15 per ounce, and averaged $294.09 that year. Among other factors affecting the price of gold are (i) the supply of and demand for gold,
(ii) world economic conditions, (iii) the confidence or lack of confidence in various mediums of exchange (including the dollar), and (iv) governmental regulation. Although the price of gold and silver have fluctuated substantially over the years, the costs of exploration and development have also increased. It can be expected that such costs will continue to rise in accordance with inflationary trends, while there is no assurance that gold and silver prices will rise proportionately or remain at current levels.

Item 2. Management's Discussion and Analysis or Plan of Operation.

For Fiscal Year Ended December 31, 1998 compared with Fiscal Year Ended December 31, 1997

Results of Operation

     The Company's net losses for fiscal year ended 1998 were approximately $1,738,196 compared to a net loss of approximately $1,718,473 for fiscal year ended 1997. The slight increase in net loss is attributable primarily to an increase in property exploration expenses.

     Mineral and property exploration expenditures are expensed as incurred. The exploration expenses for fiscal year ended 1998 were approximately $1,207,160 compared to exploration expenses of approximately $872,708 for fiscal year ended 1997. Other net expenses (administrative) in the approximate amount of $813,296 decreased slightly during fiscal year ended 1998 from approximately $995,766 during fiscal year ended 1997.

Liquidity and Capital Resources

     As of December 31, 1998, the Company's current assets were $248,850 and its current liabilities were $375,453. As of December 31, 1998, the current liabilities exceeded current assets by $45,686. As of December 31, 1997, the Company's current assets were $134,417 and its current liabilities were $888,178. As of December 31, 1997, the current liabilities exceeded current assets by $751,990.

     The overall decrease in current liabilities in fiscal year 1998 was due primarily to repayment by the Company of advances to certain companies in the approximate amount of $274,929 and the conversion of a debenture in the amount of $250,000 issued to Atlantic Horizon Capital to equity during fiscal year 1998. Atlantic Horizon Capital ("Atlantic") is a non-U.S. resident company and, as of the date of this Registration Statement, the holder of record of 1,000,000 of the Company's Series A preferred shares and 1,000,000 Series A warrants. See "Part II, Item 4 Recent Sales of Unregistered Securities".

     From December 31, 1997 to December 31, 1998, cash and cash equivalents increased from approximately $134,417 to $248,850.

     From December 31, 1997 to December 31, 1998, accounts payable decreased from $172,320 to $118,622; notes payable increased from $1,890 to $51,890.

     Total assets increased primarily as a result in the increase of cash and cash equivalents. Total liabilities decreased as a result of the payment of advances, conversion of the debenture to equity, a decrease in accounts payable and lessor increases in the amounts of notes payable, interest payable, and directors fees payable.

     Stockholders' equity (deficit) increased from ($751,990) for fiscal year ended 1997 to ($45,686) for fiscal year ended 1998. To provide capital, the Company sold stock in private placement offerings or issued stock in exchange for debts of the Company. The issuances of stock resulted in an increase of approximately $3,505,768 in the capital of the Company since inception. See "Part II, Item 4. Recent Sales of Unregistered Securities".

     A significant and estimated commitment for the Company for fiscal year 1999 pertaining to contractual arrangements and work orders is approximately $900,000 to Investor Communications International, Inc. Other significant commitments for the Company for fiscal year 1999 include those financial commitments to AuRIC and Dames & Moore pursuant to the terms and provisions of the respective contracts or work orders. Certain significant and estimated commitments for the Company, on behalf of its wholly owned subsidiary, INGC, for fiscal year 1999 pertaining to contractual arrangements and work orders are in approximate amounts as follows: $148,000 to MBM Consulting, Inc., $600,000 to Amerocan Marketing, Inc., $50,000 to the Bureau of Land Management, and $4,800 to Hadden Reality. Other significant commitments for the Company, on behalf of INGC, include those financial commitments to AuRIC and Geneva Resources, Inc. pursuant to the terms and provisions of the respective contracts or work orders.

     From the date of this registration statement, management believes that the Company can satisfy its cash requirements for approximately the next two months based on its current assets. To date, the Company has received approximately $1,005,000 in subscriptions for units of Series B Preferred Stock and Series B Warrants. Assuming all of the units are sold, management intends to use approximately $1,425,000 (59%) of the net proceeds for property exploration related working capital, approximately $750,000 (31%) of the net proceeds for payment of management consulting and administrative expenses, and approximately $250,000 (10%) of the net proceeds for repayment of debt.

     Based upon the twelve-month work plan proposed by management for the Blackhawk Property discussed above in "Description of Business - Estimation of Mineralized Zone", it is anticipated that such a work plan would require $5,000,000 of additional financing, designed to fund the work plan through to a pre-feasibility report. Such financing would cover the following major areas in the approximate amounts as follows: $80,000 for land acquisition and maintenance, $400,000 for exploration of the property, $1,300,000 for developing a commercially viable metallurgical process for gold extraction and assay, $800,000 for definition drilling, $75,000 for environmental baseline studies, $600,000 for engineering studies and pre-feasibility reports and $1,745,000 in administration and management.

     Management does not anticipate any purchases or sales of plant and/or significant equipment, nor does it expect any significant changes in the number of its employees, other than pilot scale recovery plant operations that have yet to be planned in terms of scale or scope.

Item 3. Description of Property.

     Except as described above, the Company does not own any other real estate or other properties. The Company leases office space and its offices are located at 5000 Birch Street, West Tower, Suite 4000, Newport Beach, California 92660. Management believes that the Company's offices are adequate for its reasonable foreseeable needs. The Company does not intend to acquire any additional properties.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth the name and address, as of the date of this Registration Statement, and the approximate number of shares of Common Stock of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than five percent (5%) of the Company's Common Stock, and the name and shareholdings of each officer and director, and all officers and directors as a group as of the date of this Registration Statement and as adjusted to reflect the sale of the units being currently offered pursuant to the Rule 506, Regulation D offering, assuming their conversion into shares of Common Stock.

--------------------------------------------------------------------------------
Title of Class       Name and Address            Amount and Nature (1)  Percent
                     of Beneficial Owner         of Beneficial Owner    of Class
--------------------------------------------------------------------------------
                                          (2)           (3)              (4)
Common Stock         Intergold Mining Corp.      38,800,000              51%
                     1040-50 W. Liberty Street
                     Reno, NV 89501
                                          (5)           (6)              (6)
Common Stock         Gary J. Powers                  47,600
                     Box 8000, Unit 430
                     Abbotsford, BC V2S 6H1
                                                        (6)              (6)
Common Stock         All officers and directors      47,600
                     as a group (3 persons)
--------------------------------------------------------------------------------

(1) Does not assume the exercise of options pursuant to the terms of the Non-Qualified Stock Option Plan to purchase an aggregate of 2,000,000 shares of restricted Common Stock at $.50 per share or the exercise of options to purchase an aggregate of 2,500,000 shares of restricted Common Stock at $1.00 per share. See "Executive Compensation - Non Qualified Stock Option Plan."

(2) Intergold Mining Corporation is owned by a number of investors, none of which own ten percent (10%) or more of Intergold Mining Corporation. Grant Atkins, an officer and director of the Company, is the sole director and the president of Intergold Mining Corporation.

(3) These are restricted shares of Common Stock.

(4) Assumes all units currently being offered in the Rule 506, Regulation D offering, are sold and that all Series B Preferred Stock are converted into restricted Common Stock and that all Series B Warrants are exercised. Further assumes that all Series A Preferred stock are converted into restricted Common Stock and that all Series A Warrants are exercised. As of the date of this Registration Statement, ownership interest is 83% assuming that only all Series A Preferred Stock are converted into restricted Common Stock and that all Series A Warrants are exercised.

(5) An officer and director of the Company.

(6)  Less than one percent; includes 40,800 shares owned by spouse.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

     The directors, executive officers and significant contractors to the Company are as follows:

Name                        Age         Position with the Company
----                        ---         -------------------------

Gary J. Powers              52          President and Director

Grant Atkins                39          Secretary, Treasurer and Director

Harold Gooding              36          Director

Michael Mehrtens, Ph.D.     63          Chief Geologist, Consultant

     The  directors  and  executive  officers  of  the  Company's   wholly-owned
subsidiary, International Gold Corporation ("INGC") are as follows:

Name                        Age         Position with INGC
----                        ---         ------------------

Gary J. Powers              52          President, Secretary/Treasurer
                                        and Director

     The directors and executive officers of Intergold Mining Corporation are as follows:

Name                        Age         Position with Intergold Mining
----                        ---         ------------------------------

Grant Atkins                39          President, Treasurer, Secretary,
                                        and Director

     GARY J. POWERS has been the President and a Director of the Company since September of 1998 and the President and a Director of INGC since September of 1998. Mr. Powers has lead a distinguished career in the public sector at the senior governmental level and has private sector experience in project development and business management. His background in the process of government and the needs of business will aid in the course of developing infrastructure and resources. Mr. Powers devotes his time exclusively to the operations of the Company. For the past five years, Mr. Powers has worked for Guest Investments Ltd. as a management and education consultant and for Helen. Kupper Enterprises, Ltd. as a business manager.

     GRANT ATKINS has been the Secretary, Treasurer and a Director of the Company since September of 1998. Mr. Atkins has also been the sole director and the President, Secretary, and Treasurer of Intergold Mining Corporation since March of 1998. For the past five years, Mr. Atkins has been self-employed as a financial and project coordination consultant to clients in government and private industry. He has extensive multi-industry experience in the fields of finance, administration and business development. Mr. Atkins has provided organization and controller duties to the Company since its formation. Mr. Atkins is also the director and president for Vega-Atlantic Corporation, an OTC Bulletin Board public company, that is also exploring claims close to the Blackhawk and Blackhawk II claims.

     HAROLD GOODING has been a Director of the Company since August 5, 1997. From April 1992 to August of 1994, Mr. Gooding worked in sales in the water treatment industry with Osmonics, located in Minnetonka, Minnesota. Osmonics is a diversified multi company entity that caters to various facets of the water treatment industry. As sales manager, Mr. Gooding was responsible for the sale of large scale water treatment systems for industrial applications requiring consistent water quality such as the beverage bottling industry. From April 1994 to August of 1995, Mr. Gooding was the sales manager for the northeast region for Ultra Pure Water Systems (U.S.A.), Inc., located in Massachusetts. From August 1995 until summer of 1998, Mr. Gooding was employed as an international sales manager with Cambridge Applied Systems based out of Medford, Massachusetts, where he was responsible for the manufacture and sale of the viscosity system. From mid 1998 to current, Mr. Gooding has provided the role of international sales manager to Photofabrication Engineering, Inc. where he is responsible for the sales and distribution of precision metal products to the aerospace and micro electronic industry. Mr. Gooding has previously held the position of president and a director of Vega-Atlantic Corporation, an OTC Bulletin Board public company that was formerly marketing point of entry water treatment appliances for commercial and residential use before changing business focus and direction to gold exploration. Mr. Gooding is also the director and president for Goldstate Corporation, an OTC Bulletin Board public company, that is exploring the Blackhawk II claims in joint venture with the Company.

     MICHAEL B. MEHRTENS, Ph.D. is the Chief Geologist for the Company. Dr. Mehrtens serves as Project Manager of the Blackhawk Gold Project. He is a Consulting Geologist whose professional experience in the mining industry commenced in Southern Africa in 1957 as a geologist with Anglo American Corporation and later with Rio Tinto Group in the United Kingdom, Canada and the United States. During this twenty-one year period, Dr. Mehrtens gained mining, exploration and management experience with the two largest multinational mining corporations. Between 1974 and 1979, Dr. Mehrtens served as head of U.S. exploration for Rio Algom, a division of Rio Tinto Zinc. Since 1990, Dr. Mehrtens has been president of MBM Consultants, Inc., a firm through which he does consulting work. Dr. Mehrtens was the President and director to the Company from October 5, 1997 to September 15, 1998. Dr. Mehrtens was also the President, Secretary, Treasurer, and director to the Company's wholly owned subsidiary, International Gold Corporation from July 24, 1997 to September 15, 1998.

     Mr. Atkins and Mr. Gooding will devote approximately 50% and 10% of their time, respectively, to the business operations of the Company. Dr. Michael Mehrtens will devote all of his time to the business operations of the Company until approximately June 1999; thereafter, Dr. Mehrtens will devote approximately 40% of his time to the business operations of the Company.

     At the present time, no family relationship exists among any of the named directors and executive officers. No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company. The directors of the Company are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.

     As of the date of this Registration Statement, no director or executive officer of the Company is or has been involved in any legal proceeding concerning (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).

Item 6. Executive Compensation.

     As of the date of this Registration Statement, all directors of the Company are to receive $500 per month in director's fees for their roles as directors. All officers of the Company are to be paid up to $5,000 per month for their executive officer roles. Gary Powers, the Company's President, currently invoices the Company through Guest Investments Ltd. ("Guest Investments") for management consulting services performed. Grant Atkins derives remuneration through Amerocan Marketing Inc. ("Amerocan") and Investor Communications International, Inc. ("ICI"), which provide a wide range of management and administrative services to the Company and INCG, its wholly owned subsidiary. Dr. Mehrtens invoices the Company through MBM Consultants, Inc. for services performed.

     As of fiscal year end December 31, 1997, the Company accrued approximately $10,000 and paid approximately $4,000 to its officers and directors as executive compensation. As of fiscal year end December 31, 1997, the Company accrued approximately $405,535 and paid approximately $108,040 to ICI for services rendered. As of fiscal year end December 31, 1997, the Company, on behalf of INGC, (i) accrued and paid approximately $53,903 to MBM Consultants, Inc. for services rendered, and (ii) accrued approximately $791,973 and paid approximately $637,000 to Amerocan for services rendered. Of the amounts paid to Amerocan and ICI during fiscal year 1997, Grant Atkins received remuneration in the approximate amount of $24,000

     As of fiscal year end December 31, 1998, the Company accrued approximately $13,500 and paid approximately $5,000 to its officers and directors as executive compensation and, on behalf of INGC, accrued approximately $6,000 and paid nothing to the officers and directors of INGC as executive compensation. As of fiscal year end December 31, 1998, the Company accrued approximately $210,000 and paid approximately $507,495 to ICI for services rendered. As of fiscal year end December 31, 1998, the Company, on behalf of INGC, (i) accrued and paid approximately $200,831 to MBM Consultants, Inc., for services rendered, (ii) accrued and paid approximately $20,000 to Guest Investments for services rendered, and (iii) accrued approximately $300,000 and paid approximately $325,000 to Amerocan for services rendered. See "Summary Compensation Table" below. Of the amounts paid to Guest Investments, Amerocan and ICI during fiscal year 1998, Gary Powers received remuneration in the approximate amount of $10,000, Grant Atkins received remuneration in the approximate amount of $55,000, and Harold Gooding received remuneration in the approximate amount of $2,500.

     All executive officers and directors of the Company are reimbursed for any out-of-pocket expenses incurred by them on behalf of the Company. Executive compensation is subject to change concurrent with Company requirements. None of the Company's directors or officers are directors or officers of Amerocan or ICI, nor does the Company own of record capital stock of Amerocan or ICI. Neither Amerocan nor ICI own of record any capital stock of the Company.


Summary Compensation Table
--------------------------

                               Annual Compensation           Awards    Payouts
                              ---------------------        ----------  -------
                                 $      $       $          $       #       $     $
Name and Position             Salary  Bonus   Other       RSA   Options  LTIP  Other
-----------------             ------  -----   -----       ---   -------  ----  -----

Roger Taylor            1997   4,135      0        0       0          0    0     0
Pres./Director

Arthur Lilly            1997     500      0        0       0          0    0     0
Sec.,/Tres./Dir.

Gary Powers             1997       0      0        0       0          0    0     0
Pres./Director          1998       0      0  $10,000(1)    0          0    0     0

Grant Atkins            1997       0      0  $24,000       0          0    0     0
Secretary/Director      1998       0      0   55,000(1)    0          0    0     0

Harold Gooding          1997       0      0        0       0          0    0     0
Director                1998   5,000      0    2,500       0          0    0     0

Michael Mehrtens, Ph.D. 1997       0      0   53,903(2)    0          0    0     0
Chief Geologist,        1998       0      0  200,000(2)    0          0    0     0
Consultant


(1) Received pursuant to respective contractual arrangements between Company and Guest Investments, Ltd., Amerocan Marketing, Inc. and/or Investor
     Communications International, Inc.

(2)  Received  pursuant  to  contractual  arrangement  between  Company  and MBM
     Consultants, Inc.



Non-Qualified Stock Option Plan

     On September 2, 1997, the Board of Directors of the Company adopted a Non-Qualified Stock Option Plan (the "SOP") which initially provided for the grant of options to purchase an aggregate of 2,000,000 shares of Common Stock at $.50 per share. On December 28, 1997, the Board of Directors amended such SOP to further provide for the grant of options to purchase an aggregate of 2,500,000 shares of Common Stock at $1.00 per share. The purpose of the SOP is to make options available to directors, management and significant contractors of the Company in order to encourage them to secure an increase on reasonable terms of their stock ownership in the Company and to encourage them to remain in the employ of the Company, and to provide them compensation for past services provided.

     The SOP is administered by the Board of Directors which determines the persons to be granted options under the SOP, the number of shares subject to each option, the exercise price of each option and the option period, and the expiration date of such options. The exercise of an option may be less than fair market value of the underlying shares of Common Stock. No options granted under the SOP will be transferable by the optionee other than by that provided by the Option Grant Agreements or will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by such optionee.

     The exercise price of an option granted pursuant to the SOP may be paid in cash, by the surrender of options, in Common Stock, in other property, including the optionee's promissory note, or by a combination of the above.

     During the first quarter of fiscal year 1999, the Board of Directors of the Company authorized the grant of stock options to certain officers, directors and consultants as follows. Dr. Mehrtens has been granted options to purchase 200,000 shares of restricted Common Stock at a rate of $.50 per share. Mr. Harold Gooding has been granted options to purchase 100,000 shares of restricted Common Stock at $.50 per share and 100,000 shares of restricted Common Stock at $1.00 per share. Mr. Grant Atkins has been granted options to purchase 500,000 shares of restricted common stock at $.50 per share and 500,000 shares of restricted common stock at $1.00 per share. Mr. Gary Powers has been granted options to purchase 50,000 shares of restricted Common Stock at $.50 per share and 50,000 shares of restricted Common Stock at $1.00 per share. Mr. Brent Pierce haa been granted options to purchase 850,000 shares of restricted Common Stock at $.50 per share and 500,000 shares of restricted Common Stock at $1.00 for services provided to the Company. Mr. Herb Ackerman has been granted options to purchase 100,000 shares of restricted Common Stock at $.50 per share and 100,000 shares of restricted Common Stock at $1.00 per share for services provided to the Company. Mr. Marcus Johnson has been granted options to purchase 200,000 shares of restricted Common Stock at $.50 per share and 200,000 shares of restricted Common Stock at $1.00 per share for services provided to the Company.

Item 7. Certain Relationships and Related Transactions.

     On July 24, 1997, the Company acquired all of the outstanding common stock of International Gold Corporation, a Nevada corporation, pursuant to a Stock-for-Stock Agreement between the Company and Intergold Mining Corporation dated July 24, 1997 (the "Agreement"). Under the terms of the Agreement, the Company issued 40,000,000 shares of its restricted Common Stock to Intergold Mining Corporation, the sole shareholder of International Gold Corporation, in exchange for all of the issued and outstanding shares of International Gold Corporation. The stock exchange between the Company and Intergold Mining Corporation was tax free in accordance with the provisions of Section 368(a)(1)(B) of the Internal Revenue Code.

     On December 11, 1997, the Company, its subsidiary, INGC, and Goldstate Corporation, an OTC Bulletin Board public, non-reporting company, entered into a joint venture agreement in profits to be realized from the exploration of gold and other precious metals on the Blackhawk II Property (the "Joint Venture Agreement"). Pursuant to the terms of the Joint Venture Agreement, the Company received $100,000 and 1,000,000 shares of restricted common stock in Goldstate Corporation. The terms of the Joint Venture Agreement further provide that Goldstate Corporation will be the operating partner and be responsible to provide funding for all development and exploration expenses to be incurred on the Blackhawk II claims. In accordance with the terms of the Joint Venture Agreement, Goldstate Corporation will receive eighty percent (80%) of the net profits realized from the joint venture until its invested capital is repaid, and the Company will receive twenty percent (20%) of the net profits realized from the joint venture. After the invested capital by Goldstate Corporation has been repatriated, the Company will then receive forty-nine percent (49%) of the net profits realized from the joint venture and Goldstate Corporation will retain fifty-one percent (51%) of the net profits realized from the joint venture. Goldstate Corporation has also agreed to contribute all future capital requirements for the further exploration and mining operation costs of the claims on the Blackhawk II Property.

     Effective November 30, 1997, Atlantic Horizon Capital provided funding to the Company in the amount of $250,000 for a convertible debenture. The Company was to pay in full to Atlantic Horizon Capital the amount due under this convertible debenture by November 30, 1998 and provide guarantee of the repayment of these funds together with interest accrued at the rate of 9%. Under this agreement, the Company provided, at the sole option of Atlantic Horizon Capital, a privilege to convert the principal of the debenture or any portion thereof in multiples of $10,000 into free trading Common Stock of the Company at the rate of one Common Share for $1.00 on November 30, 1998. Due to market conditions, however, Atlantic Horizon Capital desired to convert the full amount of the principal of the debenture into shares of the Company's Preferred Stock. Therefore, pursuant to a settlement agreement dated December 9, 1998 between the Company and Atlantic, the Company issued five (5) Units, which in the aggregate consists of 1,000,000 Series A Convertible Preferred Stock and an equal amount of Series A Warrants, with each warrant entitling the holder to purchase one share of restricted Common Stock for $.25 per share through July 31, 2001.

     Each of the above described transactions were conducted pursuant to arms-length negotiations and are on terms as fair as those that would have been obtainable from independent third parties. The board of directors of the Company has not adopted or approved any policy regarding future transactions with related third parties.

     Certain of the officers and directors of the Company are engaged in other businesses, either individually or through partnerships and corporations in which they may have an interest, hold an office or serve on the boards of directors. Some of the directors of the Company have other business interests to which they devote a major or significant portion of their time. Certain conflicts of interest, therefore, may arise between the Company and its directors. Such conflicts can be resolved through the exercise by these individuals of judgment consistent with their respective fiduciary duties to the Company. The officers and directors of the Company intends to resolve such conflicts in the best interests of the Company. Moreover, the officers and directors will devote their time to the affairs of the Company as they deem necessary.


Item 8. Description of Securities.

     The Company is authorized to issue 125,000,000 shares of $.00025 par value Common Stock and 75,000,000 shares of $.001 par value Preferred Stock.

Common Stock

     Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company. Except as may be required by law, holders of shares of Common Stock will not vote separately as a class, but will vote together with the holders of outstanding shares of other classes or capital stock. There is no right to cumulate votes for the election of directors. A majority of the issued and outstanding Common Stock constitutes a quorum at any meeting of stockholders and the vote by the holders of a majority of the outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or an amendment to the Articles of Incorporation.

     Holders of shares of Common Stock are entitled to receive dividends if, as and when, declared by the Board of Directors out of funds legally available therefore, after payment of dividends required to be paid on outstanding shares of Preferred Stock. The Company's agreement with its bank lender may prohibit payment of Common Stock dividends without the consent of the lender. Upon liquidation of the Company, holders of shares of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities, subject to the liquidation preference rights of any outstanding shares of Preferred Stock. Holders of shares of Common Stock have no conversion, redemption or preemptive rights. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of Preferred Stock. The outstanding shares of Common Stock are fully paid and nonassessable. The shares of Common Stock issued upon conversion of Preferred Stock, Preferred Stock Dividends, or exercise of Warrants and payment therefore, will be validly issued, fully paid and nonassessable.

Preferred Stock

     Under the Company's Articles of Incorporation, as amended (the "Articles"), the Board of Directors has the power, without further action by the holders of the Common Stock, to designate the relative rights and preferences of the Company's Preferred Stock, when and if issued. Such rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the Common Stock. The issuance of the Preferred Stock may have the effect of delaying or preventing a change in control of the Company and may have an adverse effect on the rights of the holders of Common Stock.

     A total of 10,000,000 shares of the authorized Preferred Stock have been designated as Series A Cumulative Convertible Preferred Stock. A total of
5,000,000 shares of the authorized Preferred Stock have been designated as Series B Cumulative Convertible Preferred Stock. Additional classes of Preferred Stock may be designated and issued from time to time in one or more series with such designations, voting powers or other preferences and relative rights or qualifications as are determined by resolution of the Board of Directors of the Company.

     Series A Preferred Stock

     The Series A Preferred Stock has been authorized by the Board of Directors of the Company. So long as any Series A Preferred Stock is outstanding, the Company is prohibited from issuing any series of stock having rights senior to the Series A Preferred Stock ("Senior Stock") without the approval of the holders of 66 2/3% of the outstanding Series A Preferred Stock. Additionally, so long as any Series A Preferred Stock is outstanding, the Company may not, without the approval of the holders of at least 50% of the outstanding Series A Preferred Stock, issue any series of stock ranking on parity with the Series A Preferred Stock ("Parity Stock") as to dividend or liquidation rights, or having a right to vote on matters as to which the Series A Preferred Stock is not entitled to vote, or if the Company's stockholder equity is less than the total liquidation preferences of all outstanding Series A Preferred Stock.

     Dividends. Holders of shares of Series A Preferred Stock will be entitled to receive when, as, and if declared by the Board of Directors out of funds at the time legally available therefore, cash dividends at an annual rate of 20% and no more, payable annually in arrears, commencing January 1, 1999. Dividends will accrue and be cumulative from the date of first issuance of the Series A Preferred Stock and will be payable to holders of record as they appear on the stockbooks of the Company on such record dates as are fixed by the Board of Directors.

     Unless a class or series of Senior Stock or Parity Stock is authorized as described above, the Series A Preferred Stock will be senior as to dividends to any series or class of the Company's stock hereafter issued, and if at any time the Company has failed to pay or declare and set apart for payment accrued and unpaid dividends on the Series A Preferred Stock, the Company may not pay any other dividends. The Series A Preferred Stock will have priority as to dividends over the Common Stock and any series or class of the Company's stock hereafter issued, and no dividend (other than dividends payable solely in Common Stock or any other series or class of the Company's stock hereafter issued that ranks junior as to dividends to the Series A Preferred Stock) may be declared, paid or set apart for payment on, and no purchase, redemption or other acquisition may be made by the Company of any Common Stock or other stock unless all accrued and unpaid dividends on the Series A Preferred Stock have been paid or declared and set apart for payment, or contemporaneously pays or declares and sets apart for payment, all accrued and unpaid dividends for all prior periods on the Series A Preferred Stock; and the Company may not pay dividends on the Preferred Stock unless it has paid or declared and set apart for payment, or contemporaneously pays or declares and sets apart for payment, all accrued and unpaid dividends for all prior periods on any outstanding Parity Stock. Whenever all accrued dividends are not paid in full on the Preferred Stock or any Parity Stock, all dividends declared on the Preferred Stock and any such Parity Stock will be declared or made pro rata so that the amount of dividends declared per share on the Preferred Stock and any such Parity Stock will bear the same ratio amount of dividends declared per share on the Preferred Stock, and any such Parity Stock will bear the same ratio that accrued and unpaid dividends per share on the Preferred Stock and such Parity Stock bear to each other.

     The amount of dividends payable for the initial dividend period and any period shorter than a full dividend period will be computed on the basis of a 360 day year. No interest will be payable in respect of any dividend payment on the Series A Preferred Stock which may be in arrears.

     Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, holders of shares of Series A Preferred Stock are entitled to receive the liquidation preference of $.25 per share, plus an amount equal to any accrued and unpaid dividends to the payment date, and no more, before any payment or distribution is made to the holders of Common Stock, or any series or class of the Company's stock hereafter issued that ranks junior as to liquidation rights to the Series A Preferred Stock. The holders of Preferred Stock and any Parity Stock hereafter issued that rank on a parity as to liquidation rights with the Series A Preferred Stock will be entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation preference of the shares of Series A Preferred Stock, the holders of such shares will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation, merger or other business combination of the Company with or into another corporation or other entity nor a sale or transfer of all or part of the Company's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Company.

     Voting Rights. The holders of the Series A Preferred Stock will have no voting rights except as described below or as required by law. In exercising any such vote, each outstanding share of Series A Preferred Stock will be entitled to one vote, excluding shares held by the Company or any entity controlled by the Company, which shares will have no voting rights.

     So long as any Series A Preferred Stock is outstanding, the Company will not, without the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of Series A Preferred Stock, voting separately as a class,
(i) amend, alter or repeal any provision of the Articles or by Bylaws of the Company so as to adversely affect the relative rights, preferences, qualifications, limitations or restriction of the Series A Preferred Stock, (ii) authorize or issue, or increase the authorized amount of, any additional class or series of stock, or any security convertible into stock of such class or series, ranking senior to the Series A Preferred Stock as to dividends or upon liquidation, dissolution or winding up of the Company, or (iii) effect any reclassification of the Series A Preferred Stock.

     So long as any Series A Preferred Stock is outstanding, the Company will not, without the affirmative vote of the holders of at least 50% of all outstanding shares of Series A Preferred Stock, voting separately as a class,
(i) authorize, issue or increase the authorized amount of any additional class or series of stock, or any security convertible into stock of such class or series, ranking on parity with the Series A Preferred Stock as to dividends or liquidation and having superior voting rights, or (ii) incur indebtedness or authorize or issue, or increase the authorized amount of, any additional class or series of stock, or any security convertible into stock of such class or series, ranking on parity with the Series A Preferred Stock as to dividend or liquidation rights if, immediately following such event, Adjusted Stockholder's Equity is less than the aggregate liquidation preferences of all Series A Preferred Stock and stock ranking senior to or on parity with the Series A Preferred Stock as to liquidation. Adjusted Stockholder's Equity is the Company's stockholder's equity as shown on its most recent balance sheet, increased by (a) any amount of any liability or other reduction in stockholder's equity attributable to the Series A Preferred Stock and each series of stock senior to or on parity with the Series A Preferred Stock as to liquidation, and
(b) the net proceeds of any equity financing since the date of the balance sheet, reduced by any reduction in stockholder's equity resulting from certain dispositions of assets since the date of the balance sheet.

     Redemption. The Series A Preferred Stock is redeemable at any time after July 31, 2001 for cash, in whole or in part, at the option of the Company, at $.25 per share plus any accrued and unpaid dividends, whether or not declared.

     If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the Company will select those to be redeemed pro rata or by lot or in such other manner as the board of Directors may determine. There is no mandatory redemption in sinking fund obligation with respect to the Series A
Preferred Stock. In the event that the Company has failed to pay accrued dividends on the Series A Preferred Stock, it may not redeem any of the then outstanding shares of the Series A Preferred Stock until all such accrued and unpaid dividends and (except with respect to shares to be redeemed) the then current dividends have been paid in full.

     Notice of redemption will be mailed at least thirty (30) days but not more than sixty (60) days before the redemption date to each holder of record of shares of Series A Preferred Stock to be redeemed at the holder's address shown on the stock transfer books of the Company. After the redemption date, unless there shall have been a default in payment of the redemption price, dividends will cease to accrue on the shares of Series A Preferred Stock called for redemption and all rights of the holders of such shares will terminate, except the right to receive the redemption price without interest.

Conversion Rights of Series A Preferred Stock

     Optional Conversion. At any time after the initial issuance of the Series A Preferred Stock and prior to the redemption thereof, the holder of any shares of Series A Preferred Stock will have the right, at the holder's option, to convert any or all such shares into restricted Common Stock on a one for one basis and all accrued and unpaid dividends thereon into shares of Common Stock at a rate of $.25 per share. If the Series A Preferred Stock has been called for redemption, the conversion right will terminate at the close of business on the last business day prior to the date fixed for redemption (unless the Company defaults in the payment of the redemption price). Fractional shares of Common Stock will be rounded to the nearest full share upon conversion.

     In case of any reclassification of the Common Stock, any consolidation of the Company with, or merger of the Company into, any other person, any merger of any person into the Company (other than a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock), any sale or transfer of all or substantially all of the assets of the Company or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or other properties, then provisions will be made that the holder of such share of Series A Preferred Stock then outstanding will have the right thereafter, during the period such share of Series A Preferred Stock shall be convertible, to convert such share into the kind and amount of securities, cash or other property receivable upon such reclassification, consolidation, merger, sale, transfer or share exchange by a holder of the number of shares of Common Stock into which such share of Series A Preferred Stock might have been converted immediately prior to such reclassification, consolidation, merger, sale transfer or share exchange.

     Other Provisions. The shares of Series A Preferred Stock, when issued as described herein, will be duly and validly issued, fully paid and nonassessable.

     Series B Preferred Stock

     The Series B Preferred Stock has been authorized by the Board of Directors of the Company as a new series of Preferred Stock and is subordinate to the Series A Preferred Stock in all respects. So long as any Series B Preferred Stock is outstanding, the Company is prohibited from issuing any series of stock having rights senior to the Series B Preferred Stock ("Senior Stock" without the approval of the holders of 66 2/3% of the outstanding Series B Preferred Stock. Additionally, so long as any Series B Preferred Stock is outstanding, the Company may not, without the approval of the holders of at least 50% of the outstanding Series B Preferred Stock, issue any series of stock ranking on parity with the Series B Preferred Stock ("Parity Stock") as to dividend or liquidation rights, or having a right to vote on matters as to which the Series B Preferred Stock is not entitled to vote, or if the Company's stockholder equity is less than the total liquidation preference of all outstanding Series B Preferred Stock.

     Dividends. Holders of shares of Series B Preferred Stock, which is subordinate to the Series A Preferred Stock in all respects, will be entitled to receive when, as, and if declared by the Board of Directors out of funds at the time legally available therefore, cash dividends at an annual rate of 20% and no more, payable annually in arrears, commencing January 1, 1999. Dividends will accrue and be cumulative from the date of first issuance of the Series B Preferred Stock and will be payable to holders of record as they appear on the stockbooks of the Company on such record dates as are fixed by the Board of Directors.

     Unless a class or series of Senior Stock or Parity Stock is authorized as described above, the Series B Preferred Stock will be senior as to dividends to any series or class of the Company's stock hereafter issued, and if at any time the Company has failed to pay or declare and set apart for payment accrued and unpaid dividends on the Series B Preferred Stock, the Company may not pay any other dividends. The Series B Preferred Stock, which is subordinate to the Series A Preferred Stock in all respects, will have priority as to dividends over the Common Stock and any series or class of the Company's stock hereafter issued, and no dividend (other than dividends payable solely in Common Stock or any other series or class of the Company's stock hereafter issued that ranks junior as to dividends to the Series B Preferred Stock) may be declared, paid or set apart for payment on, and no purchase, redemption or other acquisition may be made by the Company of any Common Stock or other stock unless all accrued and unpaid dividends on the Series B Preferred Stock have been paid or declared and set apart for payment, or contemporaneously pays or declares and sets apart for payment, all accrued and unpaid dividends for all prior periods on the Series B Preferred Stock; and the Company may not pay dividends on the Preferred Stock unless it has paid or declared and set apart for payment, or contemporaneously pays or declares and sets apart for payment, all accrued and unpaid dividends for all prior periods on any outstanding Parity Stock. Whenever all accrued dividends are not paid in full on the Preferred Stock or any Parity Stock, all dividends declared on the Preferred stock and any such Parity Stock will be declared or made pro rata so that the amount of dividends declared per share on the Preferred Stock and any such Parity Stock will bear the same ratio amount of dividends declared per share on the Preferred Stock and any such Parity Stock will bear the same ratio that accrued and unpaid dividends per share on the Preferred Stock and such Parity Stock bear to each other.

     The amount of dividends payable for the initial dividend period and any period shorter than a full dividend period will be computed on the basis of a 360 day year. No interest will be payable in respect of any dividend payment on the Series B Preferred Stock which may be in arrears.

     Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, holders of shares of Series B Preferred Stock, which is subordinate to the Series A Preferred Stock in all respects, are entitled to receive the liquidation preference of $.50 per share, plus an amount equal to any accrued and unpaid dividends to the payment date, and no more, before any payment or distribution is made to the holders of Common Stock, or any series or class of the Company's stock hereafter issued that ranks junior as to liquidation rights to the Series B Preferred Stock. The holders of Preferred Stock and any Parity Stock hereafter issued that rank on a parity as to liquidation rights with the Series B Preferred Stock will be entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation preference of the shares of Series B Preferred Stock, the holders of such share will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation, merger or other business combination of the Company with or into another corporation or other entity nor a sale or transfer of all or part of the Company's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Company.

     Voting Rights. The holders of the Series B Preferred Stock will have no voting rights except as described below or as required by law. In exercising any such vote, each outstanding share of Series B Preferred Stock will be entitled to one vote, excluding shares held by the company or any entity controlled by the Company, which shares shall have no voting rights.

     So long as any Series B Preferred Stock is outstanding, the Company will not, without the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of Series B Preferred Stock, voting separately as a class,
(i) amend, alter or repeal any provision of the Articles or the Bylaws of the Company so as to adversely affect the relative rights, preferences, qualifications,  limitations or  restrictions  of the Series B Preferred  Stock,
(ii) authorize or issue, or increase the authorized amount of, any additional class or series of stock, or any security convertible into stock of such class or series, ranking senior to the Series B Preferred Stock as to dividends or upon liquidation, dissolution or winding up of the Company, or (iii) effect any reclassification of the Series B Preferred Stock.

     So long as any Series B Preferred Stock is outstanding, the Company will not, without the affirmative vote of the holders of at least 50% of all outstanding shares of Series B Preferred Stock, voting separately as a class,
(i) authorize, issue or increase the authorized amount of any additional class or series of stock, or any security convertible into stock of such class or series, ranking on parity with the Series B Preferred Stock as to dividends or liquidation and having superior voting rights, or (ii) incur indebtedness or authorize or issue, or increase the authorized amount of any additional class or series of stock, or any security convertible into stock of such class or series, ranking on parity with the Series B Preferred Stock as to dividend or liquidation rights if, immediately following such event, Adjusted Stockholder's Equity is less than the aggregate liquidation preferences of all Series B Preferred Stock and stock ranking senior to or on parity with the Series B Preferred Stock as to liquidation. Adjusted Stockholder's Equity is the Company's stockholder's equity as shown on its most recent balance sheet, increased by (a) any amount of any liability or other reduction in stockholder's equity attributable to the Series B Preferred Stock and each series of stock senior to or on parity with the Series B Preferred Stock as to liquidation, and
(b) the net proceeds of any equity financing since the date of the balance sheet, reduced by any reduction in stockholder's equity resulting from certain dispositions of assets since the date of the balance sheet.

     Redemption. The Series B Preferred Stock is redeemable at any time after July 31, 2001 for cash, in whole or in part, at the option of the Company, at $.50 per share plus any accrued and unpaid dividends, whether or not declared.

     If fewer than all of the outstanding shares of Series B Preferred Stock are to be redeemed, the Company will select those to be redeemed pro rata or by lot or in such other manner as the Board of Directors may determine. There is no mandatory redemption in sinking fund obligation with respect to the Series B
Preferred Stock. In the event that the Company has failed to pay accrued dividends on the Series B Preferred Stock, it may not redeem any of the then outstanding shares of the Series B Preferred Stock until all such accrued and unpaid dividends and (except with respect to shares to be redeemed) the then current dividends have been paid in full.

     Notice of redemption will be mailed at least thirty (30) days but not more than sixty (60) days before the redemption date to each holder of record of shares of Series B Preferred Stock to be redeemed at the holder's address shown on the stock transfer books of the Company. After the redemption date, unless there shall have been a default in payment of the redemption price, dividends will cease to accrue on the shares of Series B Preferred Stock called for redemption and all rights of the holders of such shares will terminate, except the right to receive the redemption price without interest.

     Conversion Rights of Series B Preferred Stock

     Optional Conversion. At any time after the initial issuance of the Series B Preferred Stock and prior to the redemption thereof, the holder of any shares of Series B Preferred Stock will have the right, at the holder's option, to convert any or all such shares into restricted Common Stock on a one for one basis and all accrued and unpaid dividends thereon into shares of Common Stock at a rate of $.50 per share. If the Series B Preferred Stock has been called for redemption, the conversion right will terminate at the close of business on the last business day prior to the date fixed for redemption (unless the Company defaults in the payment of the redemption price). Fractional shares of Common Stock will be rounded to the nearest full share upon conversion.

     In case of any reclassification of the Common Stock, any consolidation of the Company with, or merger of the Company into, any other person, any merger of any person into the Company (other than a merger than does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock), any sale or transfer of all or substantially all of the assets of the Company or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or other properties, then provisions will be made that the holder of such share of Series B Preferred Stock then outstanding will have the right thereafter, during the period such share of Series B Preferred Stock shall be convertible, to convert such share into the kind and amount of securities, cash or other property receivable upon such reclassification, consolidation, merger, sale transfer or share exchange by a holder of the number of shares of Common Stock into which such share of Series B Preferred Stock might have been converted immediately prior to such reclassification, consolidation, merger, sale transfer or share exchange.

     Other Provisions. The shares of Series B Preferred Stock, when issued as described above, will be duly and validly issued, fully paid and nonassessable.


PART II

Item 1. Market for Common Equity and Related Stockholder Matters

     The Company's Common Stock is traded only in the United States on the over-the-counter Bulletin Board, under the trading symbol, IGCO.

     The table set forth below presents the range, on a quarterly basis, of high and low closing sales prices per share of Common Stock as reported for the last two fiscal years. The quotations represent prices between dealers and do not include retail markup, markdown or commissions and may not necessarily represent actual transactions.

Common Stock

     ------------------------------------------------------
     Quarter Ended                  High            Low
     ------------------------------------------------------

     Fiscal Year 1998
     ----------------
     March 31, 1998                 $2.50           $0.9375
     June 30, 1998                  $2.6875         $1.25
     September 30, 1998             $1.5625         $0.4375
     December 31, 1998              $1.50           $0.4375

     Fiscal Year 1997
     ----------------
     June 30, 1997                  $3.00           $0.375
     September 30, 1997             $1.75           $0.25
     December 31, 1997              $1.625          $0.9375
     ------------------------------------------------------

     The 52,052,000 shares of Common Stock outstanding as of December 31, 1998 were held by approximately 37 holders of record worldwide, including 18 holders of record in the United States.

     The Board of Directors has never authorized or declared the payment of any dividends on the Company's Common Stock and does not anticipate the declaration or payment of cash dividends in the foreseeable future. The Company intends to retain future earnings, if any, to finance the development and expansion of its business. Future dividend policies will be subject to the discretion of the Board of Directors and will be contingent upon, among other things, future earnings, the Company's financial condition, capital requirements, general business conditions, level of debt, restrictions with respect to payment of dividends with respect to Series A Preferred Stock and Series B Preferred Stock, and other relevant factors.

Transfer Agent

     The transfer agent and registrar for the Common Stock is Silver State Registrar & Transfer, 3541 Summer Estate Circle, Salt Lake City, Utah 84121, telephone number (303) 298-5380.

Item 2. Legal Proceedings.

     Management is not aware of any legal proceedings contemplated by any governmental authority or other party than those indicated below involving the Company, its subsidiary or its properties. No director, officer or affiliate of the Company is (i) a party adverse to the Company or its subsidiary in any legal proceedings, or (ii) has an adverse interest to the Company or its subsidiary in any legal proceedings. Management is not aware of any other legal proceedings pending or that have been threatened against the Company, its subsidiary or its properties other than those listed below.

1. Commercial services dispute between White Technologies, Inc. of St. George Utah in the approximate amount of $45,000 and International Gold Corporation. International Gold Corporation has offsetting claims against and disputes over amounts due to White Technologies, Inc. Legal action has been threatened by White Technologies, Inc., but no formal action against the Company has been initiated as at the date of filing of this registration statement.

2. Commercial services dispute between Ray Barkley in the approximate amount of $8,500 and International Gold Corporation. International Gold Corporation has offsetting claims against and disputes over amounts due to Ray Barkley. Legal action has been threatened by Ray Barkley, but no formal action against the Company has been initiated as at the date of filing of this registration statement.

3. Commercial dispute with Roger Hall, ex-IGC geologist. The Company and IGC will file a business interruption claim against Roger Hall for wrongful action caused against the Company and IGC for preventing access to corporate records and materials. Although the IGC has received satisfaction with respect to corporate records and materials from Mr. Hall, IGC will be filing a business interruption action. The amount of action is not expected to exceed $40,000.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     Since the inception of the Company (July 26, 1996) and to date, the Company's current principal independent accountant has not resigned or declined to stand for re-election or were dismissed. The Company's former principal independent accountant declined to stand for re-election after the Company's formative year as his policy for providing accounting services did not extend to include the Company's growing scale of transactions. Such decision to change accountants was approved by the Board of Directors. There were no disagreements with the former accountant which were not resolved on any matter concerning accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Moreover, neither the Company's current principal independent accountant nor its former principal independent accountant have provided an adverse opinion or disclaimer of opinion to the Company's financial statements, nor modified their respective opinion as to uncertainty, audit scope or accounting principles.

     The Company's principal independent accountant from July 26, 1996 to December 31, 1996 was DAVID E. COFFEY, Certified Public Accountant of 3651 Lindell Road, Suite H, Las Vegas, NV 89103. The Company's principal independent accountant from January 1, 1997 to the current date is Johnson, Holscher & Company, P.C. of 5975 Greenwood Plaza Blvd., Suite 140, Greenwood Village, CO 80111.


Item 4. Recent Sales of Unregistered Securities.


     To provide capital, the Company has sold stock in private placement offerings or issued stock in exchange for debts of the Company as follows:

     1. On August 23, 1996, the Company completed an offering to raise $10,130 under Rule 504 of Regulation D pursuant to which it sold 1,013,000 shares of Common Stock at $.01 per share. The Company issued shares of Common Stock to 44 investors. None of the investors was an accredited investor as that term is defined under Regulation D. The investors executed subscription agreements and acknowledged that the securities to be issued have not been registered under the Securities Act of 1933, as amended (the "1933 Securities Act"), that the investor understood the economic risk of an investment in the securities and that the investor had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of the securities. The Company determined that each potential investor either alone or with his/her purchaser representative had such knowledge and experience in financial and business matters that he/she was capable of evaluating the merits and risks of the prospective investment.

     2. On July 23, 1997, the Company entered into a stock-for-stock agreement with Intergold Mining Corporation, whereby the Company issued 40,000,000 shares of its restricted Common Stock to Intergold Mining Corporation, the sole shareholder of INGC, in exchange for all of the issued and outstanding shares of INGC. The issuance of the Common Stock described herein was made in connection with an acquisition transaction not involving a public offering to a single corporate investor, and is exempt from registration pursuant to Rule 504 and
          Section 4(2) of the Securities Act of 1933, as amended (the "1933 Securities Act"). The certificate representing issuance of such shares of Common Stock by the Company to Intergold Mining Corporation has a legend indicating that the shares of Common Stock cannot be resold without registration under the 1933 Securities Act or in compliance with an available exemption from registration. A finders' fee was paid in connection with consummation of the transaction. This exchange was valued at $11,623 on the Company's financial statements.

     3. In October 1997, the Company completed an offering under its Private Placement Memorandum dated August 6, 1997 to raise $500,000. The Company offered and sold shares of its Common Stock at $.50 per share in accordance with the rules and regulations of Rule 504 of Regulation
          D. The Company issued shares of Common Stock to six investors, all of which were accredited investors as that term is defined under Regulation D. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the Common Stock.

     4. On December 2, 1997, the Company completed an offering under its Private Placement Memorandum dated September 9, 1997 to raise $450,000. The Company offered and sold shares of its Common Stock at $1.00 per share in accordance with the rules and regulations of Rule 504 of Regulation D. The Company issued shares of Common Stock to one investor, which is an accredited investor as that term is defined under Regulation D. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the Common Stock.

     5. On December 9, 1998, the Company completed an offering under its Private Placement Memorandum dated August 10, 1998 to raise $2,500,000. The Company offered and sold 50 Units at $50,000 per Unit, which each Unit is comprised of 200,000 shares of Series A Preferred Stock and 200,000 Warrants. The Company offered and sold the Units in accordance with the rules and regulations of Rule 506 of Regulation D. The Company issued the Units to ten investors, all of which are accredited investors as that term is defined under Regulation D. The Company issued the Units in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Securities Act. Each of the investors represented to the Company that he/she acquired the shares for his/her own account and not with a view to distribution, and that the Company made available to them all material information concerning the Company. The certificates evidencing the shares bear a restrictive legend under the 1933 Securities Act. The Company did not engage in general solicitation or advertising with respect to the offer and sale of such securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     6. On December 9, 1998, the Company entered into a settlement agreement with Atlantic Horizon Capital whereby the Company agreed to allow Atlantic Horizon Capital to convert the principal of its debenture into five (5) Units, which in the aggregate is comprised of 1,000,000 shares of Series A Preferred Stock and 1,000,000 Warrants. The Units were issued to Atlantic Horizon Capital under the Private Placement Memorandum dated August 10, 1998. Under the terms of the settlement agreement, Atlantic Horizon Capital agreed to accept the five Units in satisfaction of the terms of its debenture. The Company issued the Units in reliance upon the exemption from registration provided by
          Section 4(2) of the 1933 Securities Act. Atlantic Horizon Capital represented to the Company that it acquired the Units for its own account and not with a view to distribution, and that the Company made available to it all material information concerning the Company. The certificates evidencing the shares bear a restrictive legend under the 1933 Securities Act. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection therewith.

     7. On December 15, 1998, the Company commenced an offering under its Private Placement Memorandum dated December 15, 1998 to raise $2,500,000. The Company is offering and selling 50 Units at $50,000 per Unit, which Unit is comprised of 100,000 shares of Series B Preferred Stock and 100,000 Warrants. The Company is offering and selling the Units in accordance with the rules and regulations of Rule 506 of Regulation D. The Company will issue the Units in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Securities Act. Each of the investors will represent to the Company that he/she acquired the Units for his/her own account and not with a view to distribution and that the Company made available to them all material information concerning the Company. The certificates evidencing the shares will bear a restrictive legend under the 1933 Securities Act. The Company did not engage in general solicitation or advertising with respect to the offer and sale of such securities. No underwriter will be involved in any of the transactions, and no commissions or other remuneration will be paid in connection the offer and sale of the Units.

     8. On December 31, 1998, the Company entered into a settlement agreement with a creditor, Max C. Tanner, whereby the Company agreed to issue 79,000 shares of its Common Stock at $.50 per share pursuant to
          Section 4(2) of the 1933 Securities Act. Under the terms of the settlement agreement, the creditor agreed to accept the 79,000 shares of Common Stock as payment for the $39,500 debt owed to such creditor. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Securities Act. The creditor is an accredited investor as that term is defined under Regulation D. The creditor represented to the Company that he acquired the shares for his own account and not with a view to distribution, and that the Company made available to him all material information concerning the Company.

     9. On January 6, 1999, the Company entered into a settlement agreement with an outside vendor whereby the Company agreed to issue 30,000 shares of its Common Stock at $.50 per share pursuant to Section 4(2) of the 1933 Securities Act. Under the terms of the settlement agreement, the vendor agreed to accept the 30,000 shares of Common Stock as payment for the $15,000 debt owed to such vendor. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Securities Act. The vendor is an accredited investor as that term is defined under Regulation D. The vendor represented to the Company that he acquired the shares for his own account and not with a view to distribution, and that the Company made available to him all material information concerning the Company. The certificate evidencing the shares bears a restrictive legend.


     10. On March 18, 1999, the Company and Geneva Resources, Inc. ("Geneva") entered into a technology sub-license agreement (the "Sub-License Agreement") whereby the Company issued 1,500,000 shares of its Common Stock to Geneva and 2,500,000 shares to AuRIC.for metallurgical and assay technology and know-how. The shares of Common Stock were issued pursuant to Section 4(2) of the 1933 Securities Act. Both Geneva and AuRIC represented to the Company that they acquired the shares for their own respective account and not with a view to distribution. The Company made available to Geneva and AuRIC all material information concerning the Company. The respective certificates evidencing the shares bear a restrictive legend, no underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection therewith.

     11. On May 4, 1999, a Preferred Series A shareholder exercised 400,000 Series A Warrants to purchase 400,000 shares of the Company's Common Stock at $.25 per share pursuant to the terms and provisions of the Private Placement Memorandum dated August 10, 1998. In accordance with the conversion, the Company issued 400,000 shares of Common Stock to the Preferred Series A shareholder for an aggregate of price of $100,000. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Securities Act. The Preferred Series A shareholder represented to the Company that he acquired the shares for his own account and not with a view to distribution. The Company made available to the Preferred Series A shareholder all material information concerning the Company. The certificate evidencing the shares bears a restrictive legend, no underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection therewith.


     As of the date of this Registration Statement, the Company has 52,452,000 shares of its Common Stock issued and outstanding. Of the 52,452,000 of the Company's current outstanding shares of Common Stock, 5,313,000 shares are free trading. At such time, the holders may offer and sell these shares of Common Stock at such times and in such amounts as they may respectively determine in their sole discretion.

     The holders of free trading Common Stock in the capital of the Company may offer these shares of Common Stock through market transactions at prices prevailing in the OTC market or at negotiated prices which may be fixed or variable and which may differ substantially from OTC prices. The holders have not advised the Company that they anticipate paying any consideration, other than the usual and customary broker's commission, in connection with the sales of these free trading shares of Common Stock. The holders are acting independently of the Company making such decisions with respect to the timing, manner and size of each sale.

     Of the 52,452,000 of the Company's current outstanding shares of Common Stock, 47,139,000 shares are "restricted shares" as that term is defined in the Securities Act of 1933 and the rules and regulations thereunder. To be eligible for sale in the public market, the holders must comply with Rule 144. In general, Rule 144 allows a person holding restricted shares for a period of at least one year to sell within any three month period that number of shares which does not exceed the greater of 1% of the Company's then outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding such sale. Rule 144 also permits, under certain circumstances, sale of shares by a person who is not an affiliate of the Company and who has satisfied a two year holding period without any volume limitations, manner of sale provisions or current information requirements. As defined in Rule 144, an affiliate of an issuer is a person who, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer, and generally includes members of the Board of Directors. Sales pursuant to Rule 144 or otherwise, if in sufficient volume, could have a depressive effect on the market price of the Company's securities. Moreover, the possibility of such sales may have a depressive effect on market prices.

     To date, no sales of restricted shares of Common Stock have been made.

Item 5. Indemnification of Officers and Directors.

     Section 78.751 of Chapter 78 of the Nevada Revised Statutes contains provisions for indemnification of the officers and directors of the Company. The Bylaws require the Company to indemnify such persons to the full extent permitted by Nevada law. The Bylaws with certain exceptions, eliminate any personal liability of a director to the Company or its shareholders for monetary damages to the Company or its shareholders for gross negligence or lack of care in carrying out the director's fiduciary duties as such. Nevada law permits such indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company. A director or officer must be indemnified as to any matter in which he successfully defends himself.

     The officers and directors of the Company are accountable to the shareholders of the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs.

     A shareholder may be able to institute legal action on behalf of himself and all other similarly situated shareholders to recover damages where the Company has failed or refused to observe the law. Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company due to a breach of a fiduciary duty by an officer or director of the Company in connection with such sale or purchase including, but not limited to, the misapplication by any such officer or director of the proceeds from the sale of any securities, may be able to recover such losses from the Company.

     The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising out of their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and, therefore, unenforceable.

     The Company may also purchase and maintain insurance on behalf of directors and officers insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not the Company would have the power to indemnify such person.

     The Company will not acquire assets from its current management or any entity in which such management has a five percent (5%) or greater equity interest unless the Company has first received an independent opinion as to the fairness of the terms of the acquisition. In negotiating the terms of the acquisition of the assets, management may be influenced by the possibility of future personal benefit from unrelated business dealings with such persons or entities. Management believes that any such conflict will be resolved in favor of the Company and its shareholders. The officers and directors are required to exercise good faith and integrity in handling the Company's affairs. Management of the Company has agreed to abide by this fiduciary duty.

Item 6. Financial Statements.

     Reference is made to Part III, Item 1 and 2 - Index to and Description of Exhibits for a list of all financial statements filed as part of this Registration Statement on Form 10-SB.

PART III

Item 1 & 2.  Index to and Description of Exhibits.

     (a) The following Financial Statements are filed as a part of this Registration Statement:

     1.   Independent Auditors' Report dated May 10, 1999.
     2. Balance Sheets for fiscal year ended December 31, 1998 and December 31, 1997.
     3. Statements of Operation for fiscal year ended December 31, 1998, December 31, 1997 and from inception (July 26, 1996) to December 31, 1998.
     4. Statements of Cash Flow for fiscal year ended December 31, 1998, December 31, 1997 and from inception (July 26, 1996) to December 31, 1998.
     5. Statements of Stockholders' Equity (Deficit) for year ended December 31, 1996, fiscal year ended December 31, 1997 and fiscal year ended December 31, 1998.
     6.   Notes to Financial Statements for December 31, 1998 and 1997.
     7.   Independent Auditors' Report dated May 20, 1997.
     8.   Balance Sheet for fiscal year ended December 31, 1996.
     9. Statement of Income and Earnings Accumulated During the Development Stage for Period Ended From July 26, 1996 to December 31, 1996.
     10. Statement of Changes in Stockholders' Equity Period From July 26, 1996 to December 31, 1996.
     11.  Statement of Cash Flows From July 26, 1996 to December 31, 1996.
     12.  Notes to the Financial Statements December 31, 1996.

     (b)  The  following  Exhibits  are  filed  as  part  of  this  Registration
Statement:


--------------------------------------------------------------------------------
Exhibit   Description
No.
--------------------------------------------------------------------------------
2         Not applicable.

3         Articles of Incorporation for the Company
          By-laws of the Company

4         Not Applicable

9         Not Applicable

10.1 Stock-for-Stock Agreement between the Company and Intergold Mining Corporation, dated July 24, 1997

10.2      Joint  Venture  Agreement  among  the  Company,   International   Gold
          Corporation and Goldstate Corporation, dated December 11, 1997

10.3 Technology Sub-License Agreement between Geneva Resources, Inc. and the Company dated March 18, 1999

10.4 Agreement for Services between International Gold Corporation and AuRIC Metallurgical Laboratories, LLC dated March 18, 1999

10.5      Agreement between the Company and Amerocan Marketing, Inc. dated

10.6      Agreement   between   the   Company   and   Investor    Communications
          International, Inc. dated

11        Not Applicable

16        Letter on Change in Certifying Accountant

21        Name  of  subsidiary:   International   Gold   Corporation   State  of
          organization:   Nevada   Conducting   business   under   the  name  of
          International Gold Corporation.

24        Not Applicable

--------------------------------------------------------------------------------

The  following  additional  Exhibits  are  filed  as part  of this  Registration
Statement:

--------------------------------------------------------------------------------
Exhibit No.          Description

--------------------------------------------------------------------------------
99.1 Verification of Validity of Developed Analytical Procedures - The Blackhawk Project, by Dames & Moore, dated November 30, 1998

99.2 Determination of Repeatability of the Verified Developed Analytical Procedures for The Blackhawk Project, by Dames & Moore, dated January 6, 1999

99.3 Reconnaissance Site Visit and Surface Sampling by Dames and Moore, dated January 21, 1999

99.4      BLM Claims Listing

99.5 Verification of Validity of Developed Extraction Methods for the Blackhawk Project, by Dames & Moore, dated April 7, 1999
--------------------------------------------------------------------------------

                              INTERGOLD CORPORATION

                              FINANCIAL STATEMENTS

                           December 31, 1998 and 1997

                                TABLE OF CONTENTS
                                -----------------

                                                                          Page
                                                                          ----

Independent Auditors' Report                                                1

Balance Sheets                                                              2

Statements of Operations                                                    3

Statements of Cash Flows                                                    4

Statement of Stockholders' Equity (Deficit)                                5-6

Notes to Financial Statements                                              7-14

                                               Johnson, Holscher & Company, P.C.
                                                    Certified Public Accountants




Stockholders and Board of Directors
Intergold Corporation


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

We have audited the consolidated balance sheets of Intergold Corporation (the Company) as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and 1997 and the period from inception (July 26, 1996) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion. The financial statements of Intergold Corporation for the period from inception (July 26, 1996) to December 31, 1996 were audited by other auditors whose report dated May 20, 1997, expressed an unqualified opinion on those statements.

In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intergold Corporation as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997, and the period from inception (July 26, 1996) to December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has not generated revenues from operations which raises substantial doubt about its ability to continue as a going concern. The Company has established a plan to continue operations through additional stock offerings and warrant conversions as outlined in Note 10. The financial statements do not include any adjustments that might result if management's plan is unsuccessful.



May 10, 1999


Member of the American Institute of Certified Public Accountants
Member of the Private Companies Practice Section
Member of the SEC Practice Section
                                           5975 Greenwood Plaza Blvd., Suite 140
                                                    Greenwood Village, CO  80111
                                                                   (303)694-2727
                                                               Fax (303)694-3172


                                   INTERGOLD CORPORATION
                               (A Development Stage Company)
                                      Balance Sheets

                                                                December 31,   December 31,
                                                                    1998           1997
                                                                    ----           ----
                                     ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                     $   248,850    $   134,417

PROPERTY PLANT AND EQUIPMENT
  Equipment (net of depreciation)                                     4,146              0

OTHER ASSETS
  Available-for-sale investments                                     75,000              0
  Organization costs                                                  1,771          1,771
                                                                -----------    -----------

      Total Assets                                              $   329,767    $   136,188
                                                                ===========    ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
CURRENT LIABILITIES
  Accounts payable - trade                                      $   118,622    $   172,320
  Advances/Convertible Debenture                                    182,039        706,968
  Directors fees payable                                             21,500          7,000
  Note payable                                                       51,890          1,890
  Accrued interest payable                                          135,722         61,261
                                                                -----------    -----------

      Total Liabilities                                             509,773        949,439
                                                                -----------    -----------

STOCKHOLDERS' EQUITY (Deficit)
  Preferred stock, $.001 par value; authorized
     at December 31, 1998 - 75,000,000 shares,
     at December 31, 1997 - 5,000,000  shares;
     issued and outstanding at December 31, 1998 -
     Series A-  10,000,000 shares, at December 31, 1997
     - 0 shares;
     Upon Liquidation, Series A shares have a $.25
     per share preference over other preferred or common stock       10,000              0
  Common stock $.00025 par value; authorized at
     December 31, 1998 - 125,000,000 shares, at
     December 31, 1997 - 80,000,000 shares; issued
     and outstanding at December 31, 1998 - 48,022,000
     shares, at December 31, 1997 - 47,943,000 shares                12,006         11,986
  Paid - in capital                                               3,483,762        954,282
  Accumulated unrealized gain/loss on investments                   (95,000)             0
  Accumulated deficit through development stage                  (3,590,774)    (1,779,519)
                                                                -----------    -----------

      Total Stockholders' Equity (Deficit)                         (180,006)      (813,251)
                                                                -----------    -----------

      Total Liabilities and Stockholders' Equity (Deficit)      $   329,767    $   136,188
                                                                ===========    ===========



                          The accompanying notes are an
                   integral part of the financial statements.

                                        2

                                     INTERGOLD CORPORATION
                                 (A Development Stage Company)
                                   Statements of Operations
                                                                                 Inception
                                                                                 (July 26,
                                                                                  1996) to
                                                    Year Ended December 31,      December 31,
                                                     1998            1997            1998
                                                     ----            ----            ----
                           REVENUES
  Other income                                   $          1    $          1    $      1,699
                                                 ------------    ------------    ------------

      Total Revenues                                        1               1           1,699
                                                 ------------    ------------    ------------
                     OPERATING EXPENSES
PROPERTY EXPLORATION EXPENSES
  Assay and lab                                       320,159          70,835         390,994
  Geological consultants                              232,450         422,453         654,903
  Drilling and drill core management                  213,243               0         213,243
  Research and development                            118,550               0         118,550
  Claims maintenance and state fees                   107,776           6,485         114,261
  Staking                                              75,588          84,491         160,079
  Wages and salaries                                   56,920           8,161          65,081
  Miscellaneous                                        29,148               0          29,148
  Metalurgical                                            690         125,597         126,287
  Depreciation                                            154               0             154
  Travel                                                    0           4,686           4,686
                                                 ------------    ------------    ------------

      Total Property Exploration Expenses           1,154,678         722,708       1,877,386
                                                 ------------    ------------    ------------

ADMINISTRATIVE EXPENSES
  Overhead and Administration                         510,000         581,000       1,091,000
  Reports/information/subscripitions/promotion         90,241          20,017         110,352
  Legal and accounting                                      0         246,203         245,292
  Consultants                                          52,000          10,000          62,000
  Travel                                               46,976          28,803          76,745
  Directors Fees                                       19,500          10,000          29,500
  Auto                                                 13,027           7,154          20,181
  Courier and postage                                   5,149           8,497          13,669
  Internet design and access                            4,406           3,991           8,397
  Office rent                                           2,767          10,571          13,338
  Office supplies                                       2,578           1,453           4,217
  Transfer agent                                        2,146             370           2,516
  Bank charges                                          1,598             644           2,274
  Security                                                867               0             867
  Telephone and fax                                       862           2,582           3,506
  Share issue transactions                                  0          10,500          10,500
  Miscellaneous                                             0           7,606           8,636
  Wages and salaries                                        0          11,944          11,944
  Utilities                                                 0          34,431          34,431
                                                 ------------    ------------    ------------

       Total Administrative Expenses                  752,117         995,766       1,749,365
                                                 ------------    ------------    ------------

       Total Operating Expenses                     1,906,795       1,718,474       3,626,751
                                                 ------------    ------------    ------------

Income (Loss) from Operations                      (1,906,794)     (1,718,473)     (3,625,052)

Other Income (Expense)
  Sale of Future Profit Sharing Interest              170,000               0         170,000
  Interest Expense                                    (74,461)        (61,261)       (135,722)
                                                 ------------    ------------    ------------

Net (Loss)                                       $ (1,811,255)   $ (1,779,734)   $ (3,590,774)
                                                 ============    ============    ============


Income (Loss) per Share                          $     (0.038)   $     (0.080)   $     (0.122)
                                                 ============    ============    ============


Weighted Average Number of
 Common Shares Outstanding                         47,943,216      22,370,152      29,407,701
                                                 ============    ============    ============

                                 The accompanying notes are an
                          integral part of the financial statements.

                                               3

                                       INTERGOLD CORPORATION
                                  (A Development Stage Company)
                                     Statements of Cash Flows
                         Increase (Decrease) in Cash and Cash Equivalents

                                                                                      Inception
                                                                                      (July 26,
                                                                                       1996) to
                                                          Year Ended December 31,     December 31,
                                                            1998           1997           1998
                                                            ----           ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                     $(1,811,255)   $(1,779,734)   $(3,590,774)
  Adjustments to reconcile net (loss) to cash
    Depreciation and Amortization                               154              0            176
    Changes in Assets and Liabilities
        Other assets                                              0            552            552
        Accounts payable                                    (53,698)       171,583        118,622
        Director fees payable                                14,500          7,000         21,500
        Accrued interest payable                             74,461         61,261        135,722
        Deposits and inventory                                    0              0           (575)
        Accounts receivable                                       0          1,386              1
                                                        -----------    -----------    -----------

      Net Cash Flows Used for Operating Activities       (1,775,838)    (1,537,952)    (3,314,776)
                                                        -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Organization costs                                              0         (1,501)        (1,771)
  Acquisition of available-for-sale investments            (170,000)             0       (170,000)
   Equipment purchases                                       (4,300)             0         (4,300)
                                                        -----------    -----------    -----------

      Net Cash Flows Used for Investing Activities         (174,300)        (1,501)      (176,071)
                                                        -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Sale of common stock                                           20          8,973         12,006
  Sale of preferred stock                                    10,000              0         10,000
  Addditional paid-in capital                             2,529,480        949,638      3,488,235
  Offering costs                                                  0              0         (4,473)
  Advances - net of payments                               (524,929)       706,968        182,039
   Note payable advances                                     50,000          1,890         51,890
                                                        -----------    -----------    -----------

      Net Cash Flows Provided by Financing Activities     2,064,571      1,667,469      3,739,697
                                                        -----------    -----------    -----------

Net increase in cash                                        114,433        128,016        248,850

Cash and cash equivalents -  Beginning of period            134,417          6,401              0
                                                        -----------    -----------    -----------

Cash and cash equivalents - End of period               $   248,850    $   134,417    $   248,850
                                                        ===========    ===========    ===========


During 1998, the Company accrued $1,402 of interest on outstanding notes payable. Since inception the Company has not paid or capitalized any interest.


                          The accompanying notes are an
                   integral part of the financial statements.

                                        4

                                                INTERGOLD CORPORATION
                                            (A Development Stage Company)
                                    Statements of Stockholders' Equity (Deficit)


                                                                      Common Stock               Preferred Stock
                                                              --------------------------    -------------------------
                                                                 Shares         Amount        Shares         Amount
                                                              -----------    -----------    -----------   -----------

Balance, July 26, 1996                                                  0    $         0              0   $         0

Issuance of common stock
 for cash ($.001 per share)                                     3,013,000          3,013              0             0

Less offering costs                                                     0              0              0             0

Net income, July 26, 1996
 (inception) to December 31, 1996                                       0              0              0             0
                                                              -----------    -----------    -----------   -----------

Balance, December 31, 1996 (Unaudited)                          3,013,000          3,013              0             0

Redemption of shares of stock for
 note payable ($.001 par per share)                            (1,889,750)        (1,890)             0             0

Exchange of stock per SEC Rule 15C2-11
 exchanged ($.001 par per share)                               (1,123,250)        (1,123)             0             0
 exchanged ($.00025 par per share, total of $.25 per share)    46,493,000         11,623              0             0

Issuance of common stock for cash
 ($.00025 par per share, total of $.50 per share) -
 October 1997                                                   1,000,000            250              0             0

Issuance of common stock for cash
 ($.00025 par per share, total of $1.00 per share) -
 December 1997                                                    450,000            113              0             0

Net loss, Year ended December 31, 1997                                  0              0              0             0
                                                              -----------    -----------    -----------   -----------

Balance, December 31, 1997                                     47,943,000         11,986              0             0

Issuance of preferred stock  for cash ($.001 par
 per share, total of $.25 per share) - August 1998                      0              0      1,100,000         1,100

Issuance of preferred stock  for cash ($.001 par
 per share, total of $.25 per share) - September 1998                   0              0      2,700,000         2,700

Issuance of preferred stock  for cash ($.001 par
 per share, total of $.25 per share) - November 1998                    0              0      4,000,000         4,000

Issuance of preferred stock  for cash ($.001 par
 per share, total of $.25 per share) - December 1998                    0              0      1,200,000         1,200

Issuance of preferred stock in settlement of
convertible debenture ($.001 par per share,
total of $.25 per share) - December 1998                                0              0      1,000,000         1,000

Issuance of common stock in settlement of
vendor payable ($.00025 par per share,
total of $.50 per share) - December 1998                           79,000             20              0             0

Accumulated unrealized gain/(loss) on investments                       0              0              0             0

Net Loss, Year Ended December 31, 1998                                  0              0              0             0
                                                              -----------    -----------    -----------   -----------

Balance, December 31, 1998                                     48,022,000    $    12,006     10,000,000   $    10,000
                                                              ===========    ===========    ===========   ===========


(Table continues on next page)

                                                         5


                                              INTERGOLD CORPORATION
                                          (A Development Stage Company)
                                   Statements of Stockholders' Equity (Deficit)
                                                    (Continued)

                                                                               Deficit      Accumulated
                                                                             Accumulated    Unrealized
                                                                               During       Gain/(Loss)
                                                               Paid - in     Development        On
                                                                Capital         Stage       Investments       Total
                                                              -----------    -----------    -----------    -----------

Balance, July 26, 1996                                        $         0    $         0    $         0    $         0

Issuance of common stock
 for cash ($.001 per share)                                         9,117              0              0         12,130

Less offering costs                                                (4,473)             0              0         (4,473)

Net income, July 26, 1996
 (inception) to December 31, 1996                                       0            215              0            215
                                                              -----------    -----------    -----------    -----------

Balance, December 31, 1996 (Unaudited)                              4,644            215              0          7,872

Redemption of shares of stock for
 note payable ($.001 par per share)                                     0              0              0         (1,890)

Exchange of stock per SEC Rule 15C2-11
 exchanged ($.001 par per share)                                        0              0              0         (1,123)
 exchanged ($.00025 par per share, total of $.25 per share)             0              0              0         11,623

Issuance of common stock for cash
 ($.00025 par per share, total of $.50 per share) -
 October 1997                                                     499,750              0              0        500,000

Issuance of common stock for cash
 ($.00025 par per share, total of $1.00 per share) -
 December 1997                                                    449,888              0              0        450,001

Net loss, Year ended December 31, 1997                                  0     (1,779,734)             0     (1,779,734)
                                                              -----------    -----------    -----------    -----------

Balance, December 31, 1997                                        954,282     (1,779,519)             0       (813,251)

Issuance of preferred stock  for cash ($.001 par
 per share, total of $.25 per share) - August 1998                273,900              0              0        275,000

Issuance of preferred stock  for cash ($.001 par
 per share, total of $.25 per share) - September 1998             672,300              0              0        675,000

Issuance of preferred stock  for cash ($.001 par
 per share, total of $.25 per share) - November 1998              996,000              0              0      1,000,000

Issuance of preferred stock  for cash ($.001 par
 per share, total of $.25 per share) - December 1998              298,800              0              0        300,000

Issuance of preferred stock in settlement of
convertible debenture ($.001 par per share,
total of $.25 per share) - December 1998                          249,000              0              0        250,000

Issuance of common stock in settlement of
vendor payable ($.00025 par per share,
total of $.50 per share) - December 1998                           39,480              0              0         39,500

Accumulated unrealized gain/(loss) on investments                       0              0        (95,000)       (95,000)

Net Loss, Year Ended December 31, 1998                                  0     (1,811,255)                   (1,811,255)
                                                              -----------    -----------    -----------    -----------

Balance, December 31, 1998                                    $ 3,483,762    $(3,590,774)   $   (95,000)   $  (180,006)
                                                              ===========    ===========    ===========    ===========


                      The accompanying notes are an integral part of the financial statements.


                                                         6

                              INTERGOLD CORPORATION
                          Notes to Financial Statements
                           December 31, 1998 and 1997


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Intergold Corporation (the Company) was incorporated on July 26, 1996 under the laws of the State of Nevada. The Company is a development stage company.

     International Gold Corporation's sole asset is a block of 321 contiguous unpatented lode mining claims (the Blackhawk Claim Group) located within T4S, R17E (Boise Meridian) in Lincoln County, south-central Idaho.

     The Company engaged the services of consultants to examine the geology and gold mineralization within the claim group and if warranted to recommend a program for the further exploration of the property. The Company further retained the services of Bateman Engineering International to independently verify the Company's findings and results pursuant to its Blackhawk 1 claims that included independent drilling and assay work. The Company has also engaged Dames and Moore to provide independent verification of assay work performed by Auric Metallurgical Laboratories, as well as geological and other services.

     Basis of Accounting
     -------------------

     The Company utilizes the accrual basis of accounting. Financial statements have been prepared using generally accepted accounting principles.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     Principles of Consolidation
     ---------------------------

     The consolidated financial statements for the years ended December 31, 1998 and 1997 include the accounts of Intergold Corporation and International Gold Corporation. All significant intercompany transactions and account balances have been eliminated.

     Research, Development and Exploration Costs
     -------------------------------------------

     Research, development and exploration costs are expensed as incurred.

     Cash Equivalents
     ----------------

     For purposes of the Statement of Cash Flows, cash equivalents are defined as investments with maturities of three months or less.

                              INTERGOLD CORPORATION
                          Notes to Financial Statements
                           December 31, 1998 and 1997


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Depreciation
     ------------

     The Company presently depreciates all equipment over 7 years using the straight line method.


NOTE 2: ACQUISITION

     The Company acquired a wholly owned private subsidiary, International Gold Corporation, a Nevada corporation, via a Stock-For-Stock Agreement dated July 23, 1997. Under the terms of the agreement, 40,000,000 shares of Intergold Corporation's restricted common stock were issued to the sole shareholder of International Gold Corporation for all of the outstanding shares of International Gold Corporation. The Company acquired one share of International Gold Corporation, which represented all the issued and outstanding shares of International Gold Corporation.

     The exchange described herein between the issuer and the sole shareholder of International Gold is tax free in accordance with the provisions of
     Section 368(a)(1)(B) of the Internal Revenue Code. The 40,000,000 shares issued to the sole shareholder of International Gold Corporation by the Company represents approximately 86% of the Company's issued and outstanding common stock as of July 23, 1997 that totaled 46,493,000 common shares. The sole shareholder of International Gold Corporation at the time of the transaction was Intergold Mining Corporation. Immediately before and immediately after the exchange, none of the individual investors in Intergold Mining Corporation held more than a 10% ownership interest in either Intergold Mining Corporation or the Company. At the time of consolidation, both Intergold Corporation and International Gold Corporation had minimal assets, neither entity had significant revenues and neither entity had generated net earnings.

     The consolidated balance sheet includes the accounts of the wholly owned subsidiary, International Gold Corporation that was acquired by purchase on July 23, 1997. The acquisition of International Gold Corporation has been accounted for on the purchase method of accounting.

                              INTERGOLD CORPORATION
                          Notes to Financial Statements
                           December 31, 1998 and 1997


NOTE 3: ADVANCES/CONVERTIBLE DEBENTURE AND NOTE PAYABLE

     Advances and Note Payable are comprised of the following:

      Advances/Convertible Debenture
      ------------------------------
                                                        1998       1997
                                                        ----       ----
      Investor Communications Int'l, Inc. - Advance   $   --     $297,495
      Tri Star Financial Services, Inc. - Advance       52,066      4,500
      Amero-can Marketing, Inc. - Advance              129,973    154,973
      Atlantic Horizon Capital - Debenture                --      250,000
                                                      --------   --------
                                                      $182,039   $706,968
                                                      ========   ========


     The advances all bear 10% simple interest and are due on demand. The Company has accrued $73,060 and $61,261 of interest during 1998 and 1997, respectively.

     Effective November 30, 1997, Atlantic Horizon Capital provided funding to Intergold Corporation in the amount of $250,000 for a convertible debenture. This funding was provided in conjunction with an agreement with Augusta Corporation as outlined in Note 5. Intergold Corporation was to pay in full to Atlantic Horizon Corporation the amount due under this convertible debenture by November 30, 1998 and provide guarantee of the repayment of these funds together with interest accrued at the rate of 9%. Under this agreement, Intergold Corporation provided at the sole option of Atlantic Horizon Capital, a privilege to convert the principal of the debenture or any portion thereof in multiples of $10,000 into free trading common stock in the capital of Intergold Corporation at the rate of 1 common share for $1.00 U.S. funds on November 30, 1998. Due to market conditions, however, Atlantic Horizon Capital desired to convert the full amount of the principal of the debenture into Units, with each Unit consisting of 200,000 shares of Series A Preferred Stock and 200,000 Series A Warrants. Pursuant to a settlement agreement dated December 9, 1998, the Company issued to Atlantic Horizon Capital five Units, consisting in the aggregate of 1,000,000 Series A preferred shares and an equal amount of warrants, with each warrant entitling the holder to purchase one share of restricted common stock for $.25 per share through July 31, 2001.

     Note Payable
     ------------

     For the redemption of 1,889,750 shares of restricted  common
     stock of the Company payable at par value of $.00025             $   1,890

     To  Sonanini  Holdings,  bearing  interest  at 7% per annum, simple  interest  on the  balance  outstanding.  The note is dated  August  6,  1998  and has no  stated  maturity  date.
     Accrued  interest  on the note  through  December  31,  1998
     totals $1,402.                                                      50,000
                                                                      ---------
           Total                                                      $  51,890
                                                                      =========

                              INTERGOLD CORPORATION
                          Notes to Financial Statements
                           December 31, 1998 and 1997


NOTE 4: STOCKHOLDERS' EQUITY

     Common Stock
     ------------

     On August 6, 1997, 1,000,000 shares were issued under an SEC Exemption Reg D-504 offering with gross proceeds of $500,000.

     On September 9, 1997, 450,000 shares were issued under an SEC Exemption Reg D-504 offering with gross proceeds of $450,000.

     On December 31, 1998, 79,000 shares were issued under Section 4(2) of the Securities Act of 1933 in exchange for $39,500 of amounts owed to outside vendor.

     Effective August 6, 1998, the Company increased the number of authorized shares of common stock from 80,000,000 to 125,000,000 at a par value of $.00025 per share.

     At December 31, 1998 there were 48,022,000 shares of common stock outstanding.

     Preferred Stock
     ---------------

     The Company authorized for issuance 5,000,000 shares of Preferred Stock at December 31, 1997.

     Effective August 6, 1998, the Company increased the number of authorized shares of preferred stock from 5,000,000 to 75,000,000 at a par value of $.001 per share.

     Pursuant to a private placement memorandum dated August 10, 1998, the Company offered Series A units at a cost of $50,000. Each unit consisted of 200,000 shares of Series A Preferred stock with a par value of $.001 per share and 200,000 warrants. Each warrant entitles the holder to purchase one share of restricted common stock at $.25 per share. The warrants expire on July 31, 2001. The Series A preferred shares are redeemable by the Company at any time after July 31, 2001 for $.25 per share, plus accrued and unpaid dividends. Dividends will accrue cumulatively at the rate of 20% per year, and will be paid annually in arrears when, as and if declared by the Company's Board of Directors. The Company may redeem the warrants at any time at a cost of $.01 per warrant. Each Series A preferred share is convertible into one share of restricted common stock and all then accrued and unpaid dividends are convertible into restricted common stock at the conversion price of $.25 per share.

                              INTERGOLD CORPORATION
                          Notes to Financial Statements
                           December 31, 1998 and 1997


NOTE 4: STOCKHOLDERS' EQUITY (Continued)

     Through December 31, 1998, the Company has issued 10,000,000 Series A preferred shares. The issuance generated $2,500,000. As of December 31, 1998, there are 10,000,000 Series A preferred shares and 10,000,000 Series A warrants outstanding.

     The Company has prepared a private placement offering memorandum dated December 15, 1998 to offer Series B units at a cost of $50,000 per unit. Each unit consists of 100,000 shares of Series B preferred stock with a par value of $.001 per share and 100,000 warrants. The terms and conditions of the Series B offering are similar to those of the Series A offering except the cost per share and any conversion price is at $0.50 per share. The Series B offering comprises a total of 5,000,000 convertible, redeemable preferred shares and 5,000,000 warrants.


NOTE 5: JOINT VENTURE AGREEMENTS

     On December 11, 1997, the Company and subsidiary entered into a Joint Venture Agreement with Goldstate Corporation, an OTC Bulletin Board public, non-reporting company. Under terms of the agreement, the Company has received 1,000,000 restricted common shares in the capital of Goldstate Corporation in exchange for the sale of a future profit sharing interest. In 1997, Goldstate Corporation also reimbursed the Company $100,000 for Blackhawk II claims maintenance and staking expenses incurred during 1997 pursuant to the agreement. Goldstate Corporation will be responsible for providing all funding and will initially retain 80% of the profits resulting from the agreement, while the Company will retain 20% of the profits. After Goldstate Corporation is repaid all of its invested capital, the profit distribution will be 51% to Goldstate and 49% to the Company. International Gold Corporation holds possessory title to 439 unpatented lode mining claims that form the subject of this agreement known as Blackhawk II. These claims are in addition to the 321 Blackhawk I claims that form the basis of the Company's current business prospects. The Company intends to transfer the 439 unpatented lode mining claims to Goldstate Corporation via a quit claim deed during 1999. As of December 31, 1998, there were no jointly controlled assets pursuant to the agreement and no profits had been generated. Therefore, the Company has not included any related amounts in its financial statements pursuant to this agreement.

     The sole director of Goldstate Corporation is also a director of Intergold Corporation.

     Agreements with Augusta Corporation evidenced $50,000 in 1997 income from a non refundable deposit relating to an agreement for Augusta to provide financing to the Company. Such agreement was subsequently terminated. The Company received $52,482 in 1998 for reimbursements of expenses that had

                              INTERGOLD CORPORATION
                          Notes to Financial Statements
                           December 31, 1998 and 1997


NOTE 5: JOINT VENTURE AGREEMENTS (Continued)

     been paid for by the Company related to the exploration and development of a portion of its Blackhawk claims. The Company also entered into an agreement with Augusta Corporation where a shareholder, Atlantic Horizon Capital, advanced common shares to Augusta for amounts that Augusta had paid on International Gold Corporation's behalf for engineering expenses. The private shareholder has advanced the Company $250,000 in value by transferring 250,000 common shares to Augusta at the then market value of $1.00 per share in settlement of the liability owed to Augusta Corporation. This represented the fair market value of the shares at the date that the transaction was completed. Consulting engineers were paid $250,000 by Augusta.


NOTE 6: INVESTMENTS

     Pursuant to the Joint Venture Agreement discussed in Note 5 with Goldstate Corporation, the Company now owns 1,000,000 restricted common shares in Goldstate Corporation. This represented approximately 10 percent of the total common stock issued by Goldstate Corporation as of December 31, 1998. As these shares can not be marketed for a period of twelve months from issuance the Company has valued the investment at 50% of the trading value of the Goldstate Corporation stock. Pursuant to this methodology, this investment was recorded at the discounted fair value as of the date of stock issuance, $170,000. This investment is classified as an available-for-sale investment. Accordingly any unrealized gain/loss on the change in discounted value of the investment is reported in the equity section of the balance sheet. The accumulated and current unrealized loss on the investment for the year ended December 31, 1998 is $95,000. The discounted value of the investment at December 31, 1998 is $75,000.


NOTE 7: EMPLOYEE STOCK OPTION PLAN

     During 1997 the Company authorized an Employee Stock Option Plan. The plan authorized the issuance of 2,000,000 options that can be exercised at $.50 per share of common stock and an additional 2,500,000 options that can be exercised to purchase shares of common stock at $1.00 per share. Options granted expire December 27, 2017. The options are non-cancelable once granted. Shares which may be acquired through the plan may be authorized but unissued shares of common stock or issued shares of common stock held in the Company's treasury. Options granted under the plan will not be in lieu of salary or other compensation for services.

     During 1997 and 1998, and as of December 31, 1997, and 1998, there were no options granted, exercised, or forfeited and no options expired.

                              INTERGOLD CORPORATION
                          Notes to Financial Statements
                           December 31, 1998 and 1997


NOTE 8: INCOME TAXES

     The Company incurred operating losses for the years ended December 31, 1998 and 1997, of $1,738,196 and $1,718,473, respectively. The Company has adopted FASB No. 109 for reporting purposes.

     As of December 31, 1998 and 1997, the Company had net operating loss carry forwards of $3,456,454 and $1,718,473, respectively, which expire between the years 2006 - 2013. The deferred tax assets resulting from these carry forwards were as follows:

                                              1998           1997
                                              ----           ----
           Deferred tax assets            $ 1,175,188    $   584,282
           Less valuation of net assets    (1,175,188)      (584,282)
                                          -----------    -----------
                                          $      --      $      --
                                          ===========    ===========


NOTE 9: PROPERTY, PLANT & EQUIPMENT

     During 1998 the Company purchased $4,300 of equipment. As of December 31, 1998, the Company had accumulated depreciation against the equipment totaling $154 which represented the amount of depreciation taken in 1998.


NOTE 10: GOING CONCERN AND CONTINUED OPERATIONS

     At December 31, 1998 and 1997, the Company has not generated significant revenues from operations. The Company's successful financial operations and movement into an operating basis are contingent on the development of the lode mining claims and the continuing ability of generating capital financing. The Company intends to finance operations for the next twelve months through the December 15, 1998 private placement discussed in Note 4. This offering would generate approximately $2,500,000. The Company also believes that the shareholders will exercise the conversion privileges of the warrants issued with the Preferred A and B shares discussed in Note 4 as needed.


NOTE 11: CONTINGENCIES

     The Company is subject to a claim for unpaid consulting fees amounting to $45,502. The consulting fees are for assay and metallurgical services provided to International Gold Company during 1998. The Company has substantial defenses and offsets to the claim. The maximum potential liability due to this claim is $45,502. No provision for this claim has been recorded in the financial statements.

                              INTERGOLD CORPORATION
                          Notes to Financial Statements
                           December 31, 1998 and 1997


NOTE 12: SUBSEQUENT EVENTS

     The Company has entered into two agreements during 1999 related to its mining claim development and exploration. The first agreement, signed in March of 1999 covers services provided by Auric Metallurgical Laboratories, LLC which include specific ore analytical procedures development and specific ore extraction procedures development on an ever increasing scale. Through the agreement, Auric will provide up to $1,500,000 of services during the period October 1998 through September 1999. These services will be recorded as research and development expenses.

     The second agreement, also signed in March of 1999, is for a Technology Sub License to utilize the Precious Metals Recovery Process and Assay Process and relating technology and developed specifically for the Black Hawk mineralization by Auric. This license is for non-exclusive use in the claim area in the State of Idaho. Pursuant to this agreement, the Company will issue 1,500,000 restricted common shares to Geneva and 2,500,000 shares to Auric. Pursuant to the same agreement the Company also issued promissory notes to both Geneva and Auric in the amount of $250,000 to each company. These are 3% interest bearing notes and are payable upon the transfer of the technology.

     The Company has also granted 2,000,000 options exercisable at $.50 per share and 1,450,000 options exercisable at $1.00 per share during 1999. These options are pursuant to the Employee Stock Option plan discussed in
     Note 7. To date, none of the options have been exercised.


NOTE 13: MANAGEMENT SERVICES AGREEMENT

     The Company has entered into a management services agreement with Investor Communications, Inc. to provide management of the day-to-day operations of the Company. The management services agreement required a monthly payment not to exceed $25,000 for services rendered. The Company's subsidiary has entered into a similar agreement with Amerocan Marketing, Inc. with a required monthly payment not to exceed $25,000 for services rendered. The individuals comprising the management teams provided by Investor Communications, Inc. and Amerocan Marketing, Inc are the same individuals managing the operations of Goldstate Corporation. One of the three directors of Intergold Corporation has been employed by Investor Communications, Inc. and Amerocan Marketing, Inc. and is a part of the management teams provided to Intergold Corporation, its subsidiary and Goldstate Corporation


NOTE 14: PRIOR PERIOD RESTATEMENT

     It was determined that the Company failed to accrue interest during 1997 on the advances described in Note 3. The effect of the accrual is to record accrued interest payable as of December 31, 1997 of $61,261 related to the advances and to record additional interest expense of $61,261 for the year ended December 31, 1997.

                              ALL WRAPPED UP, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

                               TABLE OF CONTENTS



                                                            Page Number
                                                            -----------

        ACCOUNTANT'S REPORT.................................     1

        FINANCIAL STATEMENT:

            Balance Sheet...................................     2

            Statement of Income and Earnings
             Accumulated During the Development Stage.......     3

            Statement of Changes in Stockholders' Equity....     4

            Statement of Cash Flows.........................     5

            Notes to the Financial Statements...............     6

DAVID E. COFFEY                3651 Lindell Rd., Suite H, Las Vegas, NV  89103
--------------------------------------------------------------------------------
Certified Public Accountant    (702) 871-3979





To the Board of Directors and Stockholders of All Wrapped Up, Inc.
Las Vegas, Nevada


     I have audited the accompanying balance sheet of All Wrapped Up, Inc. (a development stage company) as of December 31, 1996 and the related statement of operations, cash flows and changes in stockholders' equity for the period from July 26, 1996 (date of inception) to December 31, 1996. These financial statements are the responsibility of All Wrapped up, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as will as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

     In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of All Wrapped Up, Inc. as of December 31, 1996 and the results of operations and cash flows for the period then ended in conformity with generally accepted accounting principles.



/s/ David Coffey C.P.A
----------------------
David Coffey C.P.A.
May 20, 1997

ALL WRAPPED UP, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 1996


ASSETS

Cash                                                                      $6,401
Organizational costs less accumulated
   amortization of $22                                                       248
Deposits                                                                     210
Inventory                                                                    365
Accounts receivable                                                        1,385
                                                                          ------
   Total Assets                                                           $8,609
                                                                          ======


LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable                                                          $  737
                                                                          ------
   Total Liabilities                                                         737

Stockholders' Equity
   Common stock, authorized 20,000,000 shares
   at $.001 par value, issued and outstanding
   3,013,000 shares                                                        3,013
   Preferred stock, 5,000,000 shares
   at $.001 par value, no shares issued
   or outstanding
   Additional paid-in capital                                              4,644
   Earnings accumulated during the development stage                         215
                                                                          ------
   Total Stockholders' Equity                                              7,872


   Total Liabilities and Stockholders' Equity                             $8,609
                                                                          ======

The accompanying notes are an integral part of these financial statements.

ALL WRAPPED UP, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF INCOME AND EARNINGS
ACCUMULATED DURING THE DEVELOPMENT STAGE
FOR PERIOD ENDED FROM July 26, 1996
To December 31, 1996



Sales                                                                   $ 1,696
Cost of sales                                                              (802)
                                                                        -------

Gross margin                                                                894

Expenses
   Advertising                                                               63
   Amortization                                                              22
   Bank charges                                                              31
   Bookkeeping                                                               55
   Dues and subscriptions                                                    31
   Licenses                                                                  83
   Office expenses                                                          186
   Sales taxes                                                              108
   Telephone                                                                 62
                                                                        -------
Total expenses                                                              641

Net income before income taxes                                              253

Income taxes                                                                (38)
                                                                        -------
Net income                                                                  215

Retained earnings,
beginning of period                                                           0
                                                                        -------

Earnings accumulated during
the development stage                                                   $   215
                                                                        =======


The accompanying notes are an integral part of these financial statements.

ALL WRAPPED UP, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD From July 26, 1996 (Date of Inception)
To December 31, 1996



                                                        Additional
                                   Common Stock          Paid-in
                               Shares        Amount      Capital        Total
                               ------        ------      -------        -----

Balance,
July 26, 1996                      --      $    --      $    --       $    --


Issuance of common
stock for cash                3,013,000        3,013        9,117        12,130
Net income                         --           --           --             215
Less offering costs                --           --         (4,473)       (4,473)
                              ---------    ---------    ---------     ---------

Balance,
December 31, 1996             3,013,000    $   3,013    $   4,644     $   7,872
                              =========    =========    =========     =========





The accompanying notes are an integral part of these financial statements.

ALL WRAPPED UP, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
From July 26, 1996 (Date of Inception)
To December 31, 1996



CASH FLOWS USED BY OPERATING ACTIVITIES

   Net income                                                           $   215
   Noncash items included in net income
      Amortization                                                           22
   Increase in accounts payable                                             737
   Increase in accounts receivable                                       (1,385)
                                                                        -------

          NET CASH PROVIDED BY
          OPERATING ACTIVITIES                                             (411)

CASH FLOWS USED BY INVESTING ACTIVITIES
   Organizational costs                                                     270
   Deposits                                                                 210
   Inventory                                                                365
                                                                        -------

          NET CASH USED BY
          INVESTING ACTIVITIES                                              845

CASH FLOWS FROM FINANCING ACTIVITIES
   Sale of common stock                                                   3,013
   Additional paid-in capital                                             9,117
   Less offering costs                                                   (4,473)
                                                                        -------

          NET CASH PROVIDED BY
          FINANCING ACTIVITIES                                            7,657

          NET INCREASE IN CASH                                            6,401

CASH AT BEGINNING OF PERIOD                                                --
                                                                        -------
          CASH AT END OF PERIOD                                         $ 6,401
                                                                        =======


The accompanying notes are an integral part of these financial statements.

ALL WRAPPED UP, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
To December 31, 1996


NOTE A  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company was incorporated on July 26, 1996 under the laws of the state of Nevada. The business purpose of the Company is to engage in providing retail gift services to corporations, executive organization and the general public.

     The Company will adopt accounting policies and procedures based upon the nature of future transaction.

NOTE B  INVENTORY

     Inventory is stated at the lower of cost (determined on a first-in, first-out basis) or market.

NOTE C  ORGANIZATION COSTS

     Organization costs are capitalized and amortized over 60 months.

NOTE D  OFFERING COSTS

     The offering costs which were incurred by the Company in connection with a public stock offering were deducted from the net proceeds of that offering.

NOTE E  PUBLIC STOCK OFFERING

     The Company completed the public stock offering and the net proceeds of that offering will be used for the development and marketing of innovative catering services to the public that are unique in presentation. The Company sold 1,013,000 of its common stock for f$10,130 or $.01 per share.

NOTE F  SUBSEQUENT EVENTS

     The Company amended its articles of incorporation in March of 1997 to increase the total number of authorized shares of its common stock to 80,000,000 from 20,000,000. The Company approved a four to one stock split which increased the number of outstanding shares from 3,013,000 to 12,052,000 shares. Because of the stock split, the par value was reduced from $.001 to $.00025.

     The Company approved a name change effective March 25, 1997 to "China West International, Inc."

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          INTERGOLD CORPORATION,
                                          a Nevada corporation

                                          By: /s/ Gary J. Powers
                                          --------------------------------------
                                          Gary J. Powers, President




DATE:  August 25, 1999